Exhibit 99.1

technology changing life

annual report 2010

Oncolytics Biotech® Inc. is focused on the development of oncolytic viruses as a novel and effective approach to cancer treatment. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus.

Oncolytics trades on the Toronto Stock Exchange (symbol ONC) and on the NASDAQ (symbol ONCY).

Letter to Shareholders	1
Management’s Discussion and Analysis	4
Statement of Management’s Responsibility	36
Auditors’ Report	37
Financial Statements	39
Notes to Financial Statements	42
Corporate Information	IBC

Annual Meeting

The Annual Meeting of the Shareholders will be held at the

Hilton Toronto Hotel, 145 Richmond Street West, Toronto, Ontario

at 4:30 pm Eastern Time on Wednesday, May 11, 2011.

Oncolytics 2010 Message to Shareholders

We continue to focus and expand on the key elements necessary to move REOLYSIN® forward as a potential treatment for a broad range of cancers. 2010 saw us expand our clinical programs, highlighted by three randomized clinical studies in head and neck, pancreatic, and ovarian cancers. We were also able to substantially strengthen our balance sheet, ensuring we have a strong foundation in place to support our late stage clinical program, while also advancing our manufacturing and intellectual property activities.

Pivotal Trial Progress

In 2009, we announced we had reached an agreement with the U.S. Food and Drug Administration (FDA) under the Special Protocol Assessment (SPA) process for the design of a Phase 3 trial examining REOLYSIN® in combination with paclitaxel and carboplatin in patients with platinum-refractory head and neck cancers. Subsequently we worked to expand the trial to other international jurisdictions. In 2010, we received approvals from the U.K. Medicines and Healthcare products Regulatory Agency (MHRA) and Belgian Federal Agency for Medicines and Health Products (FAMHP), and a “no objection” letter from Health Canada to conduct our Phase 3 trial in those countries. We have now enrolled patients in all four of these countries and continue to add clinical sites. As well, we are expanding the study into additional jurisdictions.

Expanding Clinical Program

Throughout the year we announced and started enrollment in a number of new trials that examine the use of REOLYSIN® in other indications. The trials announced this year include:

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A randomized U.S. Phase 2 trial of paclitaxel versus paclitaxel with REOLYSIN® in patients with persistent or recurrent, ovarian, fallopian tube or primary peritoneal cancer to be conducted by the Gynecologic Oncology Group (GOG) and sponsored by the Cancer Therapy Evaluation Program, Division of Cancer Treatment and Diagnosis, U.S. National Cancer Institute (NCI), which is part of the National Institutes of Health;

•

A randomized U.S. Phase 2 trial of carboplatin and paclitaxel versus carboplatin, paclitaxel, plus REOLYSIN® in the first line treatment of patients with recurrent or metastatic pancreatic cancer sponsored by the NCI;

•

A U.S. Phase 2 clinical trial using intravenous administration of REOLYSIN® in combination with carboplatin and paclitaxel in patients with squamous cell carcinoma of the lungs (SCC lung cancer) being conducted by The Cancer Therapy & Research Center at the University of Texas Health Science Center (CTRC);

•

A Phase 1 trial of REOLYSIN® in combination with cyclophosphamide in pediatric patients with relapsed or refractory solid tumors to be conducted by the Children’s Oncology Group (COG) sponsored by the NCI; and

•

A U.S. Phase 2 clinical trial using intravenous administration of REOLYSIN® in combination with gemcitabine (Gemzar®) in patients with advanced pancreatic cancer. This will be the third trial sponsored and undertaken by the CTRC.

Through these partnerships, Oncolytics is able to substantially and cost effectively broaden its clinical program, which for the first time includes randomized Phase 2 studies, as well as branch out into new indications of interest to the Company.

Subsequent to year end, we announced the opening of enrollment in our previously announced U.S. Phase 1 study of REOLYSIN® in combination with FOLFIRI (Folinic Acid (leucovorin) + Fluorouracil (5-FU) + Irinotecan) in patients with oxaliplatin refractory/intolerant Kras mutant colorectal cancer. This trial both builds on our early work done with colorectal cancer patients, including a U.K. translational study that recently completed enrollment, and continues to refine our focus with respect to Kras status in patients, which we are looking at in other studies.

Positive Clinical Data

During the year we continued to present positive clinical data supportive of our Phase III program and our approach in other indications in a number of forums.

1

A poster presentation at the ASCO 2010 Annual Meeting entitled “A Phase I/II study of oncolytic reovirus plus carboplatin/paclitaxel in patients with advanced solid cancers with emphasis on squamous cell carcinoma of the head and neck (SCCHN),” showing that of 19 head and neck cancer patients evaluable for response, eight (42%) had partial responses and six (32%) had stable disease; mean overall survival in 24 treated head and neck cancer patients was more than eight months.

Interim data from a U.K. translational clinical trial investigating intravenous administration of REOLYSIN® in patients with metastatic colorectal cancer prior to surgical resection of liver metastases was presented at the International Symposium on CTL and Immunostimulation. The researchers concluded that reovirus can be successfully delivered specifically to colorectal liver metastases following intravenous administration as a monotherapy and that pre-operative treatment was safe, suggesting that application of oncolytic viral therapy can be widened to the neoadjuvant setting. Subsequent to year-end, we completed enrollment in this study and expect to report full results in 2011.

In 2010, we also announced the publication of a paper entitled “REO-10: A Phase I Study of Intravenous Reovirus and Docetaxel in Patients with Advanced Cancer,” by Comins et al in the journal Clinical Cancer Research. The paper reported final results from a combination REOLYSIN® and docetaxel trial designed to evaluate the anti-tumour effects of systemic administration of REOLYSIN® in combination with docetaxel (Taxotere®) in patients with advanced cancers. A disease control rate (combined complete response, partial response and stable disease) of 88% was observed. The authors concluded that the combination of reovirus and docetaxel was safe, with evidence of objective disease response, and warranted further evaluation in a Phase II study.

Manufacturing

We continued working with our contract manufacturer and other key resources in dealing with the numerous steps required in the development of REOLYSIN®, ultimately for commercial use.

Intellectual Property

Our focus on strengthening our patent portfolio in support of REOLYSIN® development continued during the year, with us reporting that we now have 41 issued U.S. Patents and numerous other issued Patents in other jurisdictions.

Improved Financial Strength

In 2010, we significantly strengthened our balance sheet raising gross proceeds of $28.77 million in a bought deal financing conducted through a syndicate of underwriters. In December, following substantial appreciation in the value of our shares, we announced the acceleration of the expiry date of those warrants issued in November 23, 2009 and subsequently received an additional US$6.8 million from the exercise of 1,943,000 warrants. Most recently, our largest shareholder exercised 1,248,000 warrants issued in connection with financing that closed in November 2010, adding approximately $7.7 million to our cash reserves.

Following these announcements we had approximately $55 million in cash on hand available to fund operations. The raise and exercise of warrants provides us with the necessary capital to complete our Phase 3 trial in head and neck cancer and advance an additional randomized study, while driving our broader clinical program forward aggressively.

Outlook

2010 and the period subsequent to year end saw us make substantial progress while also continuing to improve the Company’s fundamentals. Our first Phase 3 trial continues to progress and our clinical program includes a growing group of Phase 2 trials, including two randomized studies. Our manufacturing efforts and our Patent portfolio also support and supplement this progress and the value it creates for our shareholders and, for cancer patients that might benefit in the future.

I would like to thank both new and long-term shareholders for their continued support during what was a truly exciting year for Oncolytics and invite you all to continue participating in our progress in the year ahead.

Brad Thompson

President and CEO

2

MANAGEMENT’S DISCUSSION & ANALYSIS 2010

3

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

March 16, 2011

The following information should be read in conjunction with our 2010 audited consolidated financial statements and notes thereto, which were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

Forward-Looking Statements

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation. Forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2011 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.

Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of REOLYSIN®, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.

With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN® and future expense levels being within our current expectations.

Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements except as required by applicable law.

REOLYSIN® Development Update For 2010

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech® Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN®, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.

Our goal each year is to advance REOLYSIN® through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively

4

TECHNOLOGY CHANGING LIFE	2010 ANNUAL REPORT

manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and REOLYSIN® supply, and our intellectual property.

Clinical Trial Program

We began 2010 with eight clinical trials, either enrolling patients or approved to commence enrollment. We sponsor four of these eight clinical trials which include our randomized Phase III head and neck clinical trial associated with our Special Protocol Assessment agreement with the U.S. Food and Drug Administration (“FDA”). Of the four other clinical trials one was sponsored by the U.S. National Cancer Institute (“NCI”), two were sponsored by the Cancer Therapy & Research Center at The University of Texas Health Center in San Antonio (“CTRC”) and one was sponsored by the University of Leeds (“Leeds”).

In 2010, enrollment in our randomized Phase III head and neck trial commenced and we expanded into other jurisdictions including the U.K., Belgium, and Canada.

We also expanded our clinical program in 2010, to include a Phase II squamous cell carcinoma of the lungs cancer study (sponsored by the CTRC), a Phase I colorectal cancer study (sponsored by Oncolytics), a Phase II pancreatic cancer clinical study (sponsored by the CTRC), a randomized Phase II ovarian cancer study (sponsored by the Gynecologic Oncology Group (“GOG”)), and a Phase I study in pediatric patients with relapsed or refractory solid tumours (sponsored by the NCI).

During the year, we presented positive updated results from our U.K. Phase I/II clinical trial focused on the head and neck at the ASCO annual meeting and published final results of our U.K. Phase Ia/Ib radiotherapy clinical trial and our U.K. Phase I docetaxel combination clinical trial. We also completed patient enrollment in our U.S. Phase I/II recurrent malignant glioma clinical trial and our Phase II sarcoma clinical trial.

We exited 2010 with eleven clinical trials which includes two randomized studies (our randomized Phase III head and neck trial and our randomized Phase II ovarian cancer trial). Five of the eleven trials are funded by us and the remainder are sponsored by the NCI, CTRC, and Leeds. Our clinical trial program currently encompasses various cancer indications including head and neck, non-small cell lung, ovarian, pancreatic, colorectal, melanoma, and squamous cell carcinoma of the lung among others.

CLINICAL TRIAL – RANDOMIZED PHASE III HEAD AND NECK PIVOTAL TRIAL

In 2010, we commenced enrollment in our randomized Phase III head and neck pivotal trial and throughout the year we expanded enrollment into other jurisdictions and sought out and initiated clinical sites within each jurisdiction. We obtained approval to conduct our randomized Phase III trial in the U.S., U.K. and Belgium. This is the same trial that we previously reached an agreement on with the FDA under the SPA process.

This trial is a randomized, two-arm, double-blind, multicentre, two-stage, adaptive Phase III trial that will assess the intravenous administration of REOLYSIN® with the chemotherapy combination of paclitaxel and carboplatin versus the chemotherapy alone in patients with metastatic or recurrent squamous cell carcinoma of the head and neck, or squamous cell cancer of the nasopharynx, who have progressed on or after prior platinum-based chemotherapy. All patients will receive treatment every three weeks (21 day cycles) with paclitaxel and carboplatin and will also receive, on a blinded basis, either intravenous placebo or intravenous REOLYSIN®. All dosing takes place in the first five days of each cycle with all patients receiving standard intravenous doses of paclitaxel and carboplatin on day one only, and on days one through five, either intravenous placebo or intravenous REOLYSIN® at a dose of 3x1010 TCID50. Patients may continue to

5

MANAGEMENT’S DISCUSSION AND ANALYSIS

receive the trial combination therapy for up to eight, 21-day cycles and, thereafter, blinded placebo or blinded REOLYSIN® until the patient has progressive disease or meets other criteria for removal from the trial.

The primary endpoint for the trial is overall survival (OS); secondary endpoints include progression free survival (PFS), objective response rate (complete response (CR) + partial response (PR)) and duration of response, and safety and tolerability of REOLYSIN® when administered in combination with paclitaxel and carboplatin. The first stage of the trial is designed to enroll 80 patients. The second stage is adaptive, and is designed to enroll between 100 and 400 patients with the most probable statistical enrolment being 195 patients in this stage. This adaptive trial design allows frequent data evaluation to determine if the probability of reaching a statistically significant endpoint has been achieved.

The decision to pursue a Phase III trial in head and neck cancers was predicated on positive results seen in our Phase I and Phase II combination REOLYSIN® and paclitaxel/carboplatin clinical trials, as well as significant preclinical work demonstrating synergy in combination with taxane or platinum-based drugs. Updated results from the U.K. Phase I/II trial reported in 2010 demonstrated an overall response rate (PR and CR) of 42% and a total clinical benefit rate (PR + CR + stable disease) of 74%.

CLINICAL TRIAL – PROGRAM EXPANSION

U.S. Randomized Phase II Combination REOLYSIN® Paclitaxel Clinical Trial for Ovarian Cancer

In 2010, the GOG received approval to commence a randomized Phase II trial of weekly paclitaxel versus weekly paclitaxel with REOLYSIN® in patients with persistent or recurrent, ovarian, fallopian tube or primary peritoneal cancer (GOG186H) and commenced enrollment. The study will be sponsored by the Cancer Therapy Evaluation Program, Division of Cancer Treatment and Diagnosis, U.S. National Cancer Institute (NCI), which is part of the NCI, under our Clinical Trials Agreement. The Study Chair will be Dr. David E. Cohn of The Ohio State University Comprehensive Cancer Center — Arthur G. James Cancer Hospital and Richard J. Solove Research Institute.

This study is a randomized Phase II trial of weekly paclitaxel versus weekly paclitaxel with REOLYSIN® in patients with persistent or recurrent ovarian, fallopian tube, or primary peritoneal cancer. Patients will be randomized to receive either paclitaxel alone or paclitaxel plus REOLYSIN®. Patients in both arms will receive treatment with paclitaxel, with the second arm also receiving intravenous REOLYSIN®. Patients will receive standard doses of paclitaxel on days one, eight, and 15 every 28 days. In the second arm, patients will also receive, on days one through five of each 28-day cycle, intravenous REOLYSIN® at a dose of 3x1010 TCID50.

The primary objectives of this trial are to estimate the progression-free survival hazard ratio of the combination of weekly paclitaxel with REOLYSIN® to weekly paclitaxel alone in patients with persistent or recurrent ovarian, fallopian tube, or primary peritoneal cancer and to determine the frequency and severity of adverse events associated with treatment with weekly paclitaxel alone and weekly paclitaxel with REOLYSIN® as assessed by Common Terminology Criteria for Adverse Events (CTCAE). The secondary objectives are to estimate the progression-free survival and overall survival of patients treated with weekly paclitaxel alone and weekly paclitaxel with REOLYSIN®; to estimate (and compare) the proportion of patients who respond to the regimen on each arm of the study (according to RECIST 1.1 with measurable patients and by CA-125 for those patients with detectable disease only); and to characterize and compare progression-free survival and overall survival in patients with measurable disease (RECIST 1.1 criteria) and patients with detectable (nonmeasurable) disease. The study is expected to enroll up to 150 patients.

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TECHNOLOGY CHANGING LIFE	2010 ANNUAL REPORT

U.S. Phase II Pancreatic Cancer Clinical Trial

In 2010, the CTRC started patient enrolment in a U.S. Phase II clinical trial using intravenous administration of REOLYSIN® in combination with gemcitabine (Gemzar®) in patients with advanced pancreatic cancer. The Principal Investigator is Dr. Monica Mita of the CTRC.

This trial is a single arm, open-label, Phase II study of REOLYSIN® given intravenously with gemcitabine every three weeks. Up to 33 patients are expected to be treated in this trial. Eligible patients include those with advanced or metastatic pancreatic cancer with measurable disease who have not received any prior chemotherapy or biotherapy.

The primary objective of the Phase II trial is to determine the clinical benefit rate (complete response + partial response + stable disease) of intravenous multiple doses of REOLYSIN® in combination with gemcitabine in patients with advanced or metastatic pancreatic cancer. The secondary objectives are to determine the progression-free survival, and to determine the safety and tolerability of REOLYSIN® when administered in combination with gemcitabine.

This trial is the third of five clinical trials with the CTRC under our broad preclinical and clinical collaboration contract. Our collaboration with CTRC will involve up to five, open-label, Phase 2 studies exploring the use of REOLYSIN® in combination with chemotherapy for various cancer indications.

U.S. Phase 1 Colorectal Cancer Clinical Trial

In 2010, we initiated a U.S. Phase 1 study of REOLYSIN® in combination with FOLFIRI (Folinic Acid (leucovorin) + Fluorouracil (5-FU) + Irinotecan) in patients with oxaliplatin refractory/intolerant Kras mutant colorectal cancer. The principal investigator is Dr. Sanjay Goel of the Montefiore Medical Center at The Albert Einstein College of Medicine in New York.

The trial is a Phase I dose escalation study with three dose levels and cohorts of three to six patients to determine a maximum tolerated dose and dose-limiting toxicities with the combination of REOLYSIN® and FOLFIRI. FOLFIRI will be administered on the first day of a two week (14 day) cycle, while REOLYSIN® will be administered on days one through five of a four week (28 day) cycle. Eligible patients include those with histologically confirmed cancer of the colon or rectum with Kras mutation and measurable disease. They must have progressed on or within 190 days after last dose of oxaliplatin regimen as front-line therapy in the metastatic setting or be intolerant to oxaliplatin.

The clinical rationale for conducting this study was based on positive efficacy results seen in a range of our prior preclinical and clinical work with REOLYSIN®. This includes a National Cancer Institute screen of seven colorectal cancer cell lines (four with ras mutations), all of which were susceptible to REOLYSIN®; preclinical research into the efficacy of REOLYSIN® in combination with various chemotherapeutic agents in colorectal cancer cell lines; observation of CEA responses and stable disease in colorectal patients in a Phase I study of REOLYSIN® as a monotherapy; and evidence of viral replication of reovirus in liver metastases in patients with metastatic colorectal cancer in a translational study with REOLYSIN® as a monotherapy that is currently ongoing.

U.S. Phase I Study in Pediatric Patients with Relapsed or Refractory Solid Tumors

In 2010, we expanded our clinical program to include pediatric patients. We announced that the Children’s Oncology Group (COG) intends to conduct a Phase I trial of REOLYSIN® in combination with cyclophosphamide in pediatric patients with relapsed or refractory solid tumors. The study will be conducted under our Clinical Trials Agreement with the NCI and in collaboration with the Cancer Therapy Evaluation

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Program, Division of Cancer Treatment and Diagnosis, U.S. National Cancer Institute, which is part of the National Institutes of Health. The study chair will be Dr. E. Anders Kolb of the Nemours/Alfred I. duPont Hospital for Children.

The study is an open label, multicentre, dose escalation Phase I study of REOLYSIN® in patients aged three to 21 years with relapsed or refractory solid tumors. Patients will receive intravenous REOLYSIN® on days one through five of each 28-day treatment cycle. Some patients will also receive oral cyclophosphamide on days one through 21. Treatments repeat every 28 days for up to 12 cycles in the absence of disease progression or unacceptable toxicity.

The primary objectives of the trial include estimating maximum tolerated dose, and defining and describing the toxicities of REOLYSIN® and REOLYSIN® plus oral cyclophosphamide in this patient population. Secondary objectives include defining antitumor activity of REOLYSIN® within the confines of a Phase I study, evaluating the development of neutralizing antibodies to REOLYSIN® following intravenous administration of REOLYSIN® alone and in combination with cyclophosphamide, and assessing the biologic activity of REOLYSIN®. After completion of study treatment, patients are to be followed up periodically for up to one year.

CLINICAL TRIAL – 2010 RESULTS

U.K. Phase I/II REOLYSIN® in Combination with Paclitaxel/Carboplatin

In 2010, a poster was presented covering updated results of our Phase I/II U.K. clinical trial of REOLYSIN® combined with paclitaxel/carboplatin for patients with advanced cancers at the ASCO 2010 Annual Meeting in Chicago, IL.

The poster entitled “Phase I/II Study of Oncolytic Reovirus Plus Carboplatin/Paclitaxel in Patients with Advanced Solid Cancers with Emphasis on Squamous Cell Carcinoma of the Head and Neck,” (SCCHN) updated our previously disclosed interim data to include new overall survival data.

The researchers reported that 31 patients were enrolled (24 males; median age 59 years) with head and neck cancer (n=24), melanoma (n=4), peritoneal/endometrial cancer (n=2), or sarcoma (n=1). In the dose-escalation phase of the study, there were no dose-limiting toxicities. Grade 3/4 toxicities included anaemia, leucopenia, neutropenia, lymphopenia, thrombocytopenia, infection and hypotension. In the Phase II study, PR were noted in two of five patients with head and neck cancer. The Phase II study treated head and neck cancer patients at the maximum dose level (3 x 1010 TCID50) in order to further assess tumour response. In total, 19 patients with head and neck cancer received at least two cycles and were evaluable for response. Most were SCCHN patients refractory to previous platinum-based chemotherapy for recurrent/metastatic disease. Partial responses were seen in eight patients (42%) and stable disease (SD) in six (32%). One additional PR and one SD were observed among four patients with malignant melanoma.

The mean overall survival (OS) in 24 treated head and neck cancer patients is more than eight months, with four patients still alive at the time of the presentation. The mean OS of the patients experiencing PR and PR plus SD is statistically significantly greater than the mean survival of those patients experiencing progressive disease (PD) (hazard ratio 0.2, p=0.0249 and hazard ratio 0.27, p=0.04, respectively, with a 95% confidence interval).

The researchers concluded that intravenous administration of reovirus in combination with carboplatin/paclitaxel is a safe and well-tolerated combination with promising anticancer activity in SCCHN. Further evaluation of this combination in a randomized Phase III trial in SCCHN is underway.

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TECHNOLOGY CHANGING LIFE	2010 ANNUAL REPORT

U.K. Phase Ia/Ib REOLYSIN® in Combination with Radiotherapy Clinical Trial

In 2010, a paper entitled “Two-Stage Phase I Dose-Escalation Study of Intratumoural Reovirus Type 3 Dearing and Palliative Radiotherapy in Patients with Advanced Cancers,” was published in the online version of the journal Clinical Cancer Research.

The paper covers final results from our Phase Ia/Ib U.K. clinical trial investigating the intratumoural delivery of REOLYSIN® in combination with radiation to treat patients with advanced cancers. A total of 23 patients received a range of two to six intratumoural doses of REOLYSIN® at escalating dosages up to a maximum of 1x1010 TCID50 with a constant localized radiation dose of either 20 Gy or 36 Gy. The principal investigator for the study was Dr. Kevin Harrington from The Institute of Cancer Research and The Royal Marsden Hospital, London, U.K.

Of the seven evaluable patients in the low-dose (20Gy) radiation group, two patients had a partial response (“PR”) (esophageal adenocarcinoma and squamous cell carcinoma (SCC) of the skin) and five had stable disease (“SD”) including patients with malignant melanoma, pancreatic adenocarcinoma, SCC of the larynx and SCC of the skin (2). In the high-dose (36Gy) radiation group, five of seven evaluable patients had PR (malignant melanoma (2), lung adenocarcinoma, colorectal adenocarcinoma, and ovarian adenocarcinoma) and two had SD (malignant melanoma).

The primary objective of the trial was to determine the maximum tolerated dose (MTD), dose limiting toxicity (DLT), and safety profile of REOLYSIN® when administered intratumourally to patients receiving radiation treatment. A secondary objective was to examine any evidence of anti-tumour activity. The treatment was well tolerated in all cohorts, with no DLTs, and no MTD was reached.

U.K. Phase I REOLYSIN® in Combination with Docetaxel Clinical Trial

In 2010, a paper entitled “REO-10: A Phase I Study of Intravenous Reovirus and Docetaxel in Patients with Advanced Cancer,” was published by Comins et al in the journal Clinical Cancer Research (Clin Cancer Res 16(22):5564-5572).

The paper reported final results from a combination REOLYSIN® and docetaxel trial, designed to evaluate the anti-tumour effects of systemic administration of REOLYSIN® in combination with docetaxel (Taxotere®) in patients with advanced cancers. Patients received docetaxel on day one (75mg/m2) and escalating doses of reovirus up to 3 x 1010 TCID50 on days one through five, every three weeks. The principal investigator was Professor Hardev Pandha of the Royal Surrey County Hospital, U.K.

Twenty-five patients were enrolled, with 24 being exposed to treatment and 23 completing at least one cycle of therapy. Sixteen patients were suitable for response assessment. The combination was deemed to be safe and well tolerated and a maximum tolerated dose was not reached. Antitumour activity was seen with one complete response (in the liver of a breast cancer patient with no evidence of disease recurrence at the end of the study, following eight cycles of treatment) and three partial responses. A disease control rate (combined complete response, partial response and stable disease) of 88% was observed. The authors concluded that the combination of reovirus and docetaxel is safe, with evidence of objective disease response, and warrants further evaluation in a Phase II study at a recommended schedule of docetaxel (75mg/m2, three times weekly) and reovirus (3 x 1010 TCID50, days one to five, every three weeks).

Eligible patients included those who had been diagnosed with advanced or metastatic solid tumours including bladder, lung, prostate or upper gastro-intestinal cancers that were refractory (had not responded) to standard therapy or for which no curative standard therapy existed. The primary objective of the trial was

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MANAGEMENT’S DISCUSSION AND ANALYSIS

to determine the MTD, DLT, recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with docetaxel. Secondary objectives included the evaluation of immune response to the drug combination, the body’s response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.

Pre-Clinical and Collaborative Program

Publications

During 2010, the following article was published:

Title	Senior Author	Publication	Description/Conclusion
“Antiangiogenic cancer therapy combined with oncolytic virotherapy leads to regression of established tumors in mice”	Dr. Richard Vile Dr. Kevin Harrington	April 1, 2010 Journal of Clinical Investigation on	The research demonstrated that combining VEGF165 inhibitors such as Avastin or Sunitinib with systemic delivery of REOLYSIN® leads to substantial regression and cure of established tumors in immunocompetent mice. This approach led to direct tumor cell lysis (break down) and triggered innate immune-mediated attack on the tumor vasculature. It also resulted in long-term antitumor effects, even against tumors in which viral replication was poorly supported. The authors concluded that because this combinatorial approach targets the tumor endothelium, these data have direct, wide-ranging, and immediate clinical applicability across a broad range of tumor types using reagents that are already approved for use in patients.

Manufacturing and Process Development

In 2010, we completed the bulk production of two 100-litre cGMP production runs. As well, we finished the fill and packaging of the 100-litre cGMP production run that was completed at the end of 2009 along with the two production runs that occurred in 2010. Our process development activity in 2010 focused on process validation and formulation studies.

Intellectual Property

At the end of 2010, we had been issued over 250 patents including 40 U.S. and 11 Canadian patents as well as issuances in other jurisdictions. We also have over 200 patent applications filed in the U.S., Canada and other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.

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TECHNOLOGY CHANGING LIFE	2010 ANNUAL REPORT

Financing Activity

During 2010, we received cash inflow from financing activities of $27.3 million as follows:

Bought Deal Financing

In November 2010, we closed a bought deal financing whereby we issued 6,256,000 units at an issue price of $4.60 per unit for net cash proceeds of $26.8 million. Each Unit consists of one common share and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder to acquire one common share at a price of $6.15 at any time until November 8, 2012.

Warrants

In December 2010, and in conjunction with the terms of our warrant indenture, we accelerated the expiry date of our U.S.$3.50 warrants issued in November 2009 to January 24, 2010. As of the end of 2010, we had received U.S.$0.4 million with respect to the exercise of 119,900 warrants.

Subsequent to December 31, 2010, we received U.S.$6.4 million from the exercise of 1,823,100 of our warrants with an exercise price of U.S.$3.50. As well, in February and March of 2011, we received proceeds of $8.2 million from the exercise of 1,322,750 warrants with an exercise price of $6.15. These warrants were issued in connection with the financing that closed on November 8, 2010.

Options

During 2010, we received cash proceeds of $0.1 million with respect to the exercise of 32,433 stock options.

Financial Impact

We estimated at the beginning of 2010 that our cash requirements to fund our operations for the year would be approximately $24 million. We amended our estimate during the year to $21 million due to the timing of patient enrollment in our Phase III pivotal trial. Our cash usage for 2010 was $18,033,732 from operating activities and $81,846 for the acquisition of property and equipment. Our net loss for 2010 was $19,973,772.

Cash Resources

We exited 2010 with cash resources (cash, cash equivalents and short-term investments) totaling $42,905,928 (see “Liquidity and Capital Resources”).

REOLYSIN® Development For 2011

Our planned development activity for REOLYSIN® in 2011 is made up of clinical, manufacturing, intellectual property and collaboration programs. Our 2011 clinical program includes the anticipated completion of stage 1 (approximately 80 patients) of our Phase III head and neck clinical trial and commencement of stage 2. As well, we expect to commence enrollment in our colorectal study and complete enrollment in our non-small cell lung, U.S. phase II head and neck cancer trials and support those clinical trials that are sponsored by CTRC, Leeds and the NCI.

Our 2011 manufacturing program includes several 100-litre cGMP production runs along with the related fill, labeling, packaging and shipping of REOLYSIN® to the various clinical sites. As well, we plan on performing smaller process development studies examining formulation, stability and additional scale up. Our intellectual property program includes filings for additional patents along with monitoring activities required

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MANAGEMENT’S DISCUSSION AND ANALYSIS

to protect our patent portfolio. Finally, our 2011 collaboration program will finish the studies in place at the end of 2010 and contemplates the addition of future studies that may be required.

We estimate that the cash requirements to fund our operations for 2011 will be approximately $29,000,000 (see “Liquidity and Capital Resources”).

Critical Accounting Policies and Estimates

In preparing our financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets at the date of the financial statements and the reported amounts of expenses during the periods presented. Significant estimates are used for, but not limited to, the treatment of our research and development expenditures, the assessment of realizable value of long-lived assets, the amortization period of intellectual property and the calculation of stock based compensation.

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

RESEARCH AND DEVELOPMENT

We account for our research and development activity in conjunction with the Canadian Institute of Chartered Accountants’ (the “CICA”) Handbook Section 3064 “Goodwill and Intangible Assets” (“Section 3064”) and expense all of our research and development costs as incurred. Under Section 3064, development costs should only be capitalized if all the criteria below are met:

1.	The technical feasibility of completing the intangible asset so that it will be available for use or sale.

2.	Our intention to complete the intangible asset and use or sell it.

3.	Our ability to use or sell the intangible asset.

4.	How the intangible asset will generate probable future economic benefits. Among other things, we are able to demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.

5.	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.

6.	Our ability to measure reliably the expenditure attributable to the intangible asset during its development.

We believe that we do not meet all of the above criteria and for this reason, our research and development costs are expensed and not capitalized.

We will monitor our progress against these criteria and will capitalize our development costs once we can conclude we meet the above criteria.

FUTURE ACCOUNTING CHANGES

International Financial Reporting Standards (“IFRS”)

The Canadian Institute of Chartered Accountants’ Accounting Standards Board announced that Canadian publicly accountable enterprises are required to adopt IFRS, as issued by the International Accounting

12

TECHNOLOGY CHANGING LIFE	2010 ANNUAL REPORT

Standards Board (IASB), effective January 1, 2011. We are prepared to adopt IFRS as at that date. Our transition process included the following phases:

•	Scoping and diagnostic phase — This phase involved performing a high-level diagnostic assessment to identify key areas that were impacted by the transition to IFRS. This phase was finalized in 2008.

•

Impact analysis, evaluation and design phase — This phase involved specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS. This phase was finalized in 2009.

•

Implementation and review phase — This phase included execution of changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training. At the end of the implementation and review phase we will be able to compile financial statements compliant with IFRS.

As a result of completing these three phases we are now in the process of compiling financial statements in compliance with IFRS.

Implementation and Review Phase

During 2010, we commenced the implementation and review phase of our IFRS transition plan. Throughout the year, we trained key accounting and finance personnel on the application of IFRS accounting policies and the potential impact on our consolidated financial statements. We prepared a draft opening balance sheet along with our accounting policies under IFRS and presented them to our Audit Committee for review. Our external auditor has also reviewed our opening balance sheet and our disclosures under IFRS, however all amounts are considered unaudited, as we have not yet prepared a full set of financial statements under IFRS.

IFRS 1 “First Time Adoption of International Financial Reporting Standards”

As at December 31, 2010, we will utilize the exemption relating to investments in subsidiaries, jointly controlled entities and associates and the exemption relating to cumulative translation differences. We do not expect there to be a significant impact on our financial statements as a result of using these exemptions. As well, based on the transactions we have incurred to date and our specific facts, we believe it will not be necessary to utilize the other exemptions made available by IFRS 1. As we move towards actual implementation and reporting under IFRS, we will continue to monitor our transactions and make use of any exemptions that are determined to benefit Oncolytics.

OTHER GAAP TO IFRS DIFFERENCES

Treatment of Warrants with an Exercise Price Denominated in a Foreign Currency

There is a difference between GAAP and IFRS on the treatment of warrants with an exercise price denominated in a currency other than the entity’s functional currency. IFRS requires accounting for these warrants as a liability measured at fair value with changes in fair value recorded in the consolidated statement of loss. GAAP requires these warrants to be accounted for as an equity instrument.

Foreign Currency Translation

Under IFRS, the assets and liabilities of our US subsidiary will be translated to Canadian dollars at the year-end exchange rate and the statements of income and cash flows are translated at period average rates. The translation differences that arise are taken directly to a currency translation account within equity.

13

MANAGEMENT’S DISCUSSION AND ANALYSIS

Classification of Expenses within the Statement of Loss and Comprehensive Loss

Under IFRS, we expect to choose to present our expenses based on the function of each expense rather than the nature of each expense. As a result, stock based compensation and amortization of capital assets will be re-classified between research and development and operating expenses. There will be no impact on our net loss or comprehensive loss.

Financial Statement Impact

In preparing our opening balance sheet, we have adjusted amounts reported previously in our consolidated financial statements prepared in accordance with GAAP. The estimated impact on our balance sheet as at January 1, 2010 would be to reduce warrants in shareholders’ equity by approximately $1 million and reflect a long term liability. In 2010, we anticipate a further charge to our Consolidated Statement of Loss of approximately $4.8 million related to the revaluation of warrants.

Significant Estimates

Stock Based Compensation

As required by the fair value based method for measuring stock based compensation under Canadian GAAP, we have chosen to use the Black Scholes Option Pricing Model (“Black Scholes” or the “Model”) to calculate the fair value of our options. Though there are other models available to calculate the option values (for example, the binomial model), Black Scholes is currently widely used and accepted by other publicly traded companies. Therefore, we have concluded that Black Scholes is the appropriate option pricing model to use for our stock options at this time.

Black Scholes uses inputs in its calculation of fair value that require us to make certain estimates and assumptions. For 2010, we used the following weighted average assumptions:

2010
Risk-free interest rate	1.85%
Expected hold period to exercise	3 years
Volatility in the price of the our shares	71%
Dividend yield	Zero

A change in these estimates and assumptions will impact the value calculated by the model. For instance, the volatility in the price of our shares is based on the quoted trading price. We assume that weekly trading prices best reflect our trading price volatility. However, an entity can choose between daily, weekly, or monthly trading prices in the volatility calculation.

The Model also uses an expected hold period to exercise in its calculation of fair value. When we are estimating the expected hold period to exercise we take into consideration past history, the current trading price and volatility of our common shares and have concluded that 3.0 years is an appropriate estimate. However, our options have a 10-year life and given the fluctuations in our stock price the expected hold period could be different.

Consequently, in complying with GAAP and selecting what we believe are the most appropriate assumptions under the circumstances, we have recorded non-cash employee stock based compensation expense for the year of $3,251,041. However, given the above discussion, this expense could have been different and still be in accordance with GAAP.

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TECHNOLOGY CHANGING LIFE	2010 ANNUAL REPORT

Warrant Values

Since inception, we have raised cash through the issue of units and the exercise of warrants and options. Each issued unit has consisted of one common share and a portion of one common share purchase warrant with each whole warrant exercisable at a specified price for one additional common share for up to 60 months from the issue date. GAAP requires that when recording the issued units, a value should be ascribed to each component of the units based on the component’s fair value. The fair value of our common shares is established based on trading on stock exchanges in Canada and the U.S. However, as the warrants do not trade on an exchange, the Black Scholes Option Pricing Model has been used to determine the fair value of the warrants. In the event that the total calculated value of each individual component is greater than the price paid for the unit, the value of each component is reduced on a relative basis until the total is equal to the unit’s issue price.

For reasons discussed above under “Stock Based Compensation”, the model can produce a range of calculated values for our warrants.

Selected Annual Information

	2010	2009	2008
	$	$	$
Revenue	—	—	—
Net loss(2)	19,973,772	16,231,249	17,550,204
Basic and diluted loss per share(2), (3)	0.32	0.33	0.42
Total assets(1), (3)	44,432,442	35,593,391	13,987,195
Cash dividends declared per share(4)	Nil	Nil	Nil

Notes:

(1)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting.

(2)	Included in net loss and loss per common share for 2010, 2009 and 2008 are stock based compensation expenses of $3,251,041, $424,273 and $64,039, respectively.

(3)	We issued 6,408,333 commons shares for net cash proceeds of $27,288,132 in 2010 (2009 – 17,524,211 common shares for net cash proceeds of $37,052,900; 2008 – 2,650,000 common shares for net cash proceeds of $3,421,309)

(4)	We have not declared or paid any dividends since incorporation.

Results of Operations

Net loss for the year ended December 31, 2010 was $19,973,772 compared to $16,231,249 and $17,550,204 for 2009 and 2008, respectively.

Research and Development Expenses (“R&D”)

	2010	2009	2008
	$	$	$
Clinical trial expenses	4,159,064	3,766,234	5,797,085
Manufacturing and related process development expenses	4,528,115	3,720,251	3,062,951
Intellectual property expenses	1,020,897	968,849	1,244,388
Research collaboration expenses	303,929	509,600	687,679
Scientific Research and Development Refund	(531,506)	—	(75,833)
Other R&D expenses	2,711,310	2,641,580	2,635,605

Research and development expenses	12,191,809	11,606,514	13,351,875

15

MANAGEMENT’S DISCUSSION AND ANALYSIS

CLINICAL TRIAL EXPENSES

Clinical trial expenses include those costs associated with our global clinical trial program that includes the U.S., U.K., Canada and Belgium as well as those incurred in the preparation of commencing other clinical trials. Included in clinical trial expenses are direct patient enrollment costs, contract research organization (“CRO”) expenses, clinical trial site selection and initiation costs, data management expenses and other costs associated with our clinical trial program.

	2010	2009	2008
	$	$	$
Direct clinical trial expenses	2,630,202	3,691,553	5,797,085
Phase III start up expenses	1,528,862	74,681	—

Clinical trial expenses	4,159,064	3,766,234	5,797,085

Our clinical trial expenses in 2010 were $4,159,064 compared to $3,766,234 and $5,797,085 in 2009 and 2008, respectively.

During 2010, we continued the start up stage of our Phase III head and neck pivotal trial incurring costs associated with regulatory filings and submissions in various jurisdictions along with site identification and initiation costs. We also commenced enrollment in our pivotal trial in 2010 and incurred direct clinical trial expenses relating to the five clinical trials that we are currently sponsoring.

In 2009, we commenced the year with twelve clinical trials (two sponsored by the NCI) and incurred costs associated with the completion of enrollment of six clinical trials throughout 2009. As well, we incurred grant costs in 2009 associated with our clinical trial research collaboration with the CTRC that were not incurred during 2008.

We exited 2009 with a clinical trial program that included eight clinical trials, either underway or approved to commence, of which four were sponsored by Oncolytics and the remainder were being sponsored by the NCI (sponsoring one clinical trial), CTRC (sponsoring two clinical trials) and Leeds (sponsoring one clinical trial).

In 2008, our clinical trial program expanded from eight active clinical trials at the beginning of the year to 12 clinical trials by the end of 2008 of which two were sponsored by the NCI. Of the ten clinical trials being conducted by us, nine trials were actively enrolling patients throughout 2008.

We expect our clinical trial expenses to increase in 2011 compared to 2010. We expect to complete enrollment in stage 1 of our Phase III pivotal trial and enter into stage 2. We also expect to complete enrollment in our Phase II NSCLC study, our U.S. Phase II head and neck cancer study, our U.K. Phase I combination with cyclophosphamide clinical study and our Phase I colorectal study. Finally, we will continue to support our clinical research collaboration with CTRC, our Clinical Agreement with the NCI and our clinical trial with Leeds.

MANUFACTURING & RELATED PROCESS DEVELOPMENT EXPENSES (“M&P”)

M&P expenses include product manufacturing expenses and process development. Product manufacturing expenses include third party direct manufacturing costs, quality control testing, fill, label and packaging costs. Process development expenses include costs associated with studies that examine components of our

16

TECHNOLOGY CHANGING LIFE	2010 ANNUAL REPORT

manufacturing process looking for improvements and costs associated with the creation and testing of our master and working viral and cell banks.

	2010	2009	2008
	$	$	$
Product manufacturing expenses	3,694,324	3,367,631	2,774,747
Process development expenses	833,791	352,620	288,204

Manufacturing and related process development expenses	4,528,115	3,720,251	3,062,951

Our M&P expenses for 2010 were $4,528,115 compared to $3,720,251 and $3,062,951 for 2009 and 2008, respectively.

During 2010, we incurred costs associated with two 100-litre cGMP production runs that commenced in 2010. As well, we incurred fill and packaging costs for these runs along with a 100-litre cGMP production run that was completed at the end of 2009.

In 2009, we completed the production and fill of our first cGMP 100-litre production run and completed the bulk production of a second cGMP 100-litre production run towards the end of 2009. We also incurred costs associated with the fill, labeling, and packaging of the product from our 40-litre runs from 2008 for shipment to our clinical sites.

In 2008, we were producing REOLYSIN® at the 40-litre scale and incurred costs associated with the completion of two 40-litre cGMP production runs. As well, we incurred costs associated with the fill, packaging, and shipping of these production runs.

Our process development expenses in 2010 focused on optimization and validation studies anticipated to be required in support of product registration. During 2009, we focused on developing a lyophilization formulation plan which was completed in the second quarter of 2009 and we commenced validation studies. In 2008, we examined scale up to the 100-litre level, lyophilization and process validation studies. We completed our 100-litre scale up studies towards the end of 2008.

We expect our M&P expenses for 2011 to increase compared to 2010. We expect to complete several 100-litre cGMP production runs including fill and finish activities in 2011. We also expect to continue to perform a number of small scale process development studies focusing on formulation, process validation, and stability.

INTELLECTUAL PROPERTY EXPENSES

Intellectual property expenses include legal and filing fees associated with our patent portfolio.

	2010	2009	2008
	$	$	$
Intellectual property expenses	1,020,897	968,849	1,244,388

Our intellectual property expenses for 2010 were $1,020,897 compared to $968,849 and $1,244,388 for 2009 and 2008, respectively. The change in intellectual property expenditures reflects the timing of filing costs associated with our portfolio of patents and a change in the geographic focus of our worldwide patent filing strategy. At the end of 2010, we had been issued over 250 patents including 40 U.S. and 11 Canadian patents,

17

MANAGEMENT’S DISCUSSION AND ANALYSIS

as well as issuances in other jurisdictions. We also have over 200 patent applications filed in the U.S., Canada and other jurisdictions. We expect that our intellectual property expenses will remain consistent in 2011 compared to 2010.

RESEARCH COLLABORATION EXPENSES

Pre-clinical trial expenses include toxicology studies and are incurred by us in support of expanding our clinical trial program into other indications, drug combinations and jurisdictions. Research collaborations are intended to expand our intellectual property related to reovirus and identify potential licensing opportunities arising from our technology base.

	2010	2009	2008
	$	$	$
Research collaboration expenses	303,929	509,600	687,679

In 2010, research collaborations expenses were $303,929 compared to $509,600 and $687,679 in 2009 and 2008, respectively. Our research collaboration activity in 2010 continued to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation. For 2010, we selectively entered into additional research collaborations. In 2009, we completed the collaborative agreements we had entered into in 2008 and we continued to be selective in the types of new collaborations we entered into throughout the year. Over the last three years we have seen a decline in these expenses as we have entered into fewer collaborative agreements each year.

We expect that pre-clinical trial expenses and research collaborations in 2011 will remain consistent with 2010. We expect to complete our ongoing collaborative program carried over from 2010 and will continue to be selective in the types of new collaborations we enter into in 2011.

SCIENTIFIC RESEARCH AND DEVELOPMENT REFUND

	2010	2009	2008
	$	$	$
Scientific research and development refund	(531,506)	—	(75,833)

During 2010, we received scientific research and development refunds totaling $287,506 from the Alberta and Quebec governments. As well, we received a cash grant of approximately U.S.$244,000 under the U.S. Government’s Qualifying Therapeutic Discovery Project program (“QTDP”) for our oncology program. The QTDP was created by Congress in March 2010 as part of the Patient Protection and Affordable Care Act and provides a tax credit or grant equal to 50% of eligible costs and expenses for tax years 2009 and 2010. The Department of Treasury allocated these credits and grants among qualified applicants as the program was oversubscribed.

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TECHNOLOGY CHANGING LIFE	2010 ANNUAL REPORT

OTHER RESEARCH AND DEVELOPMENT EXPENSES

Other research and development expenses include compensation expenses for employees (excluding stock based compensation), consultant fees, travel and other miscellaneous R&D expenses.

	2010	2009	2008
	$	$	$
R&D consulting fees	63,071	279,321	197,773
R&D salaries and benefits	2,394,869	2,097,501	1,926,148
Other R&D expenses	253,370	264,758	511,684

Other research and development expenses	2,711,310	2,641,580	2,635,605

In 2010, our other research and development expenses were $2,711,310 compared to $2,641,580 and $2,635,605 for 2009 and 2008, respectively. In 2009, we incurred additional R&D consulting costs relating to our Special Protocol Assessment and U.S. randomized Phase III filings that did not occur in 2010 or 2008. R&D salaries and benefits in 2010 increased compared to 2009 and 2008 as our staff levels increased in order to support our clinical trial program. Our Other R&D expenses continued to decrease in 2010 compared to 2009 and 2008 as there was less travel activity in 2010 associated with supporting our clinical trials as the number of trials we sponsor continues to decrease in the U.S. and the U.K. and there were fewer conferences, symposiums and meetings attended in 2010 and 2009 compared to 2008.

In 2011, we expect that our Other R&D expenses will remain consistent with 2010.

OPERATING EXPENSES

	2010	2009	2008
	$	$	$
Public company related expenses	2,806,048	2,326,431	3,099,583
Office expenses	1,384,355	1,456,076	1,211,992

Operating expenses	4,190,403	3,782,507	4,311,575

Public company related expenses include costs associated with investor relations and business development activities, legal and accounting fees, corporate insurance, and transfer agent and other fees relating to our U.S. and Canadian stock listings. In 2010, we incurred professional fees associated with the renewal of our base shelf prospectus and incurred additional costs associated with our AGM that were not incurred in 2009. As well, our investor relations, public relations, and business development activities increased in 2010 compared to 2009. In 2009, our investor relations, consulting, transfer agent and listing fees, and related travel costs decreased relative to 2008, as in 2008, we incurred professional fees associated with the expansion of our corporate structure that were not incurred in 2009.

Office expenses include compensation costs (excluding stock based compensation), office rent, and other office related costs. In 2010, we incurred office expenses of $1,384,355 compared to $1,359,346 and $1,211,992 in 2009 and 2008, respectively. In 2010, our office expense activity remained consistent compared to 2009. In 2009, we began to incur additional expenses associated with supporting our expanded corporate structure that were not incurred in 2008.

19

MANAGEMENT’S DISCUSSION AND ANALYSIS

We expect our operating expenses to increase in 2011 compared to 2010 as we will increase our operating activities in support of our research and development programs.

STOCK BASED COMPENSATION

	2010	2009	2008
	$	$	$
Stock based compensation	3,251,041	424,273	64,039

Non-cash stock based compensation recorded for 2010 was $3,251,041 compared to $424,273 and $64,309 for 2009 and 2008, respectively. Stock based compensation in 2010 related to 1,183,000 options that were granted along with compensation expense relating to options that vested over the year (2009 – 332,500 options; 2008 – 15,500 options).

Commitments

As at December 31, 2010, we are committed to payments totaling $1,140,000 during 2010 for activities related to clinical trial activity and collaborations. All of these committed payments are considered to be part of our normal course of business.

Summary of Quarterly Results

The following unaudited quarterly information is presented in thousands of dollars except for per share amounts:

	2010				2009
(unaudited)	Dec.	Sept.	June	March	Dec.	Sept.	June	March
Revenue	—	—	—	—	—	—	—	—
Net loss (3)	7,472	4,009	4,352	4,141	5,245	2,694	4,335	3,958
Basic and diluted loss per common share(3)	$0.11	$0.07	$0.07	$0.07	$0.09	$0.05	$0.09	$0.09
Total assets(1), (4)	44,432	21,137	26,569	30,159	35,593	10,240	12,755	9,802
Total cash(2), (4)	42,906	19,708	24,885	28,823	34,129	9,655	11,983	9,292

Total long-term debt	—	—	—	—	—	—	—	—

Cash dividends declared(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting.

(2)	Included in total cash are cash and cash equivalents plus short-term investments.

(3)	Included in net loss and loss per common share between December 2010 and January 2009 are quarterly stock based compensation expenses of $2,850,938, $397,675, $1,399, $1,029, $396,110, $7,982, $8,544, and $11,637, respectively.

(4)	We issued 6,408,333 commons shares for net cash proceeds of $27,288,132 in 2010 (2009 – 17,524,211 common shares for net cash proceeds of $37,052,900).

(5)	We have not declared or paid any dividends since incorporation.

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TECHNOLOGY CHANGING LIFE	2010 ANNUAL REPORT

Fourth Quarter

Statement of loss for the three month period ended December 31, 2010 and 2009:

	2010	2009
	$	$
	(unaudited)	(unaudited)
Expenses
Research and development expenses	3,290,721	3,600,282
Operating expenses	1,215,728	1,078,998
Stock based compensation	2,850,938	396,110
Foreign exchange (gain) loss	132,677	137,371
Amortization – property and equipment	17,669	15,318

	7,507,733	5,228,079
Interest income	(40,052)	(5,225)
Income taxes	3,884	22,000

Net loss	7,471,565	5,244,854

Fourth Quarter Review of Operations

For the three month period ended December 31, 2010, our net loss was $7,471,565 compared to $5,244,854 for the three month period ended December 31, 2009.

RESEARCH AND DEVELOPMENT EXPENSES (“R&D”)

	2010	2009
	$	$
	(unaudited)	(unaudited)
Clinical trial expenses	1,164,960	805,188
Manufacturing and related process development expenses (“M&P”)	902,425	1,599,609
Intellectual property expenses	343,764	201,854
Research collaboration expenses	146,315	185,906
Scientific Research and Development Refund	(244,000)	—
Other R&D expenses	977,257	807,725

Research and development expenses	3,290,721	3,600,282

Clinical Trial Expenses
	2010	2009
	$	$
	(unaudited)	(unaudited)
Direct clinical trial expenses	788,679	730,507
Phase III start up expenses	376,281	74,681

Clinical trial expenses	1,164,960	805,188

21

MANAGEMENT’S DISCUSSION AND ANALYSIS

During the fourth quarter of 2010, our direct clinical trial expenses increased to $788,679 compared to $730,507 for the fourth quarter of 2009. In the fourth quarters of 2010 and 2009, we incurred direct patient expenses related to the four clinical trials that we are sponsoring. As well, we continued to incur start up costs in the fourth quarter of 2010 related to our randomized Phase III head and neck pivotal trial that commenced in the fourth quarter of 2009.

Manufacturing & Related Process Development Expenses (“M&P”)

	2010	2009
	$	$
	(unaudited)	(unaudited)
Product manufacturing expenses	681,012	1,553,558
Process development expenses	221,413	46,051

Manufacturing and related process development expenses	902,425	1,599,609

During the fourth quarter of 2010, our M&P expenses were $902,425 compared to $1,599,609 for the fourth quarter of 2009. In the fourth quarter of 2010, we completed the fill, testing and packaging of our second cGMP 100-litre production run from earlier in 2010. As well, we incurred packaging and shipment activities required to supply our Phase III clinical sites with REOLYSIN® that did not occur during the fourth quarter of 2009. During the fourth quarter of 2009, we completed our second cGMP 100-litre production run for the year and commenced the related fill process.

Our process development activity in the fourth quarters of 2010 and 2009 focused on optimization and validation studies.

Intellectual Property Expenses

	2010	2009
	$	$
	(unaudited)	(unaudited)
Intellectual property expenses	343,764	201,854

Our intellectual property expenses for the fourth quarter of 2010 were $343,764 compared to $201,854 for the fourth quarter of 2009. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of the third quarter of 2010, we had been issued over 250 patents including 40 U.S. and 11 Canadian patents, as well as issuances in other jurisdictions. We also have over 200 patent applications filed in the U.S., Canada and other jurisdictions.

Research Collaboration Expenses

	2010	2009
	$	$
	(unaudited)	(unaudited)
Research collaboration expenses	146,315	185,906

Our research collaboration expenses were $146,315 in the fourth quarter of 2010 compared to $185,906 for the fourth quarter of 2009. During the fourth quarters of 2010 and 2009, our research collaboration activities continued to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

22

TECHNOLOGY CHANGING LIFE	2010 ANNUAL REPORT

Scientific Research and Development Refund

	2010	2009
	$	$
Scientific research and development refund	244,000	—

During the fourth quarter of 2010, we received a cash grant of approximately U.S.$244,000 under the U.S. Government’s Qualifying Therapeutic Discovery Project program (“QTDP”) for our oncology program. The QTDP was created by Congress in March 2010 as part of the Patient Protection and Affordable Care Act and provides a tax credit or grant equal to 50% of eligible costs and expenses for tax years 2009 and 2010. The Department of Treasury allocated these credits and grants among qualified applicants as the program was oversubscribed.

Other Research and Development Expenses

	2010	2009
	$	$
	(unaudited)	(unaudited)
R&D consulting fees	3,250	18,437
R&D salaries and benefits	913,375	711,774
Other R&D expenses	60,632	77,514

Other research and development expenses	977,257	807,725

Our other research and development expenses were $977,257 in the fourth quarter of 2010 compared to $807,725 in the fourth quarter of 2009. In the fourth quarter of 2010, our R&D salaries and benefits increased compared to the fourth quarter of 2009 as our staff levels increased in order to support our clinical trial program.

OPERATING EXPENSES

	2010	2009
	$	$
	(unaudited)	(unaudited)
Public company related expenses	778,500	668,046
Office expenses	437,228	410,952

Operating expenses	1,215,728	1,078,998

Our operating expenses in the fourth quarter of 2010 were $1,215,728 compared to $1,078,998 for the fourth quarter of 2009. In the fourth quarter of 2010, our public company related expenses increased as a result of additional investor and public relation activities compared to the fourth quarter of 2009.

STOCK BASED COMPENSATION

	2010	2009
	$	$
	(unaudited)	(unaudited)
Stock based compensation	2,850,938	396,110

23

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our non-cash stock based compensation expense recorded in the fourth quarter of 2010 was $2,850,938 compared to $396,110 for the fourth quarter of 2009. In the fourth quarter of 2010, 868,000 options were granted compared to 332,500 options in the fourth quarter of 2009. These options vested immediately.

Liquidity and Capital Resources

2010 Financing Activities

During 2010, we received cash inflow from financing activities of $27.3 million as follows:

Bought Deal Financing

In November 2010, we closed a bought deal financing whereby we issued 6,256,000 units at an issue price of $4.60 per unit for net cash proceeds of $26.8 million. Each Unit consists of one common share and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder to acquire one common share at a price of $6.15 at any time until November 8, 2012.

Warrants

In December 2010, and in conjunction with the terms of our warrant indenture with respect to our financing concluded in November 2009, we accelerated the expiry date of our U.S.$3.50 warrants to January 24, 2010. As of the end of 2010, we had received U.S.$0.4 million with respect to the exercise of 119,900 warrants. Subsequent to December 31, 2010, we received U.S.$6.4 million from the exercise of 1,823,100 of these warrants.

Options

During 2010, we received cash proceeds of $0.1 million with respect to the exercise of 32,433 stock options.

2009 Financing Activities

During 2009, we received cash inflow from financing activities of $37 million as follows:

Acquisition of Inactive Private Company

In April 2009, we completed the acquisition of an inactive private company. The cash available from the private company, at the time of closing, was $2.13 million and we issued 1,875,121 common shares in our capital based on a previously determined exchange ratio of $1.69. Net proceeds from this acquisition were $1.8 million.

Public Offerings

In May 2009, we closed a public offering whereby we issued 3,450,000 units at $2.00 per unit for gross proceeds of $6.9 million. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one common share at an exercise price of $2.40 per share for a three year period, subject to an acceleration of the expiry date in certain circumstances. Net cash proceeds from this public offering were $5.9 million.

In November 2009, we closed a public offering whereby we issued 4,887,500 units at US$3.00 per unit for gross proceeds of US$14,662,500. Each unit consisted of one common share and 0.40 of one common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase one

24

TECHNOLOGY CHANGING LIFE	2010 ANNUAL REPORT

common share at an exercise price of US$3.50 per share for a five year period subject to an acceleration of the expiry date in certain circumstances. Net cash proceeds from this public offering were $13.9 million.

Exercise of Warrants

$1.80 Warrants

On October 23, 2009, we announced that pursuant to the provision of written notification on September 23, 2009, of the accelerated expiry of our $1.80 warrants issued on December 5, 2008, and those warrants amended on December 18, 2008, we received total proceeds of $5,823,000 from the exercise of these warrants.

$2.40 Warrants

On November 3, 2009, we announced that pursuant to the provision of written notification on October 2, 2009, of the accelerated expiry of our $2.40 warrants issued on May 13, 2009, we had received total proceeds of $9,108,000.

Investment Activities

In 2009, we acquired all of the convertible preferred shares of British Canadian Biosciences Corp. (“BCBC”), a privately held biotechnology company specializing in the development of peptides for the treatment of a variety of conditions, including cancer. In February 2010, we completed the conversion of our preferred share holding in BCBC into common shares. As a result of this conversion we owned 10% of the issued common shares of BCBC. The common shares of BCBC do not have a quoted market price in an active market. BCBC’s only asset is intellectual property.

In the fourth quarter of 2010, BCBC concluded that it was unable to obtain additional financing to support its business and subsequently suspended operations. In November 2010, in order to maintain our investment in BCBC, we purchased an additional 60% of the common shares of BCBC for $51,681 which included cash and the settlement of certain trade accounts payable. As the operations of BCBC had been suspended, its only remaining asset was intellectual property. In conjunction with this purchase, we assessed the cost of our investment against the estimated fair value of BCBC using a cash flow analysis and determined that the estimated fair value of our investment was in excess of our cost. At the end of 2010, we began the process to sell BCBC and as a result we are reflecting our investment in BCBC’s intellectual property as an asset held for sale. We have also reclassified the prior year’s balance to reflect our current accounting treatment.

Liquidity

As at December 31, 2010 and 2009, we had cash and cash equivalents, short-term investments and working capital positions as follows:

	2010	2009
	$	$
Cash and cash equivalents	39,296,682	32,448,939
Short-term investments	3,609,246	1,679,937
Working capital position	40,969,168	30,474,138

25

MANAGEMENT’S DISCUSSION AND ANALYSIS

The increase in our cash and cash equivalent and short term investment positions reflects the cash usage from our operating activities of $18,033,732 along with the cash provided by financing activities of $27,288,132 for the year ending December 31, 2010.

We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. To date, we have funded our operations through the issue of additional capital via public and private offerings and acquisition of a private company.

As a result of our financing activities in 2010, we raised over $27 million to be used to support our clinical trial, manufacturing, intellectual property and collaboration programs. We anticipate that the expected cash usage from our operations in 2011 will be $29 million.

Despite the anticipated increase in our cash requirements compared to 2010, we continue to manage our research and development plan with the objective of ensuring optimal use of our existing resources. Additional activities continue to be subject to adequate resources and we believe we will have sufficient cash resources to fund our presently planned operations into 2012. Factors that will affect our anticipated cash usage in 2011 and into 2012, and for which additional funding might be required include, but are not limited to, any expansion in our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process, supply our clinical trial program and the level of collaborative activity undertaken.

During 2010, we were able to raise funds through a bought deal public offering and through the exercise of existing warrants and options. As well, we were able to raise funds in December 2009 through a public offering of units. We have no assurances that we will be able to raise funds through the sale of our common shares, consequently, we will continue to evaluate all types of financing arrangements.

We also want to be in a position to evaluate potential financings and be able to accept appropriate financings when available. As a result, we renewed our base shelf prospectus on June 10, 2010 which qualified for distribution up to $150,000,000 of common shares, subscription receipts, warrants, and/or units. Establishing our base shelf provides us with additional flexibility when seeking capital as, under certain circumstances, it shortens the time period to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. We were able to take advantage of our renewed base shelf in 2010 with the bought deal financing along with the exercise of previously issued warrants raising approximately $27 million. Our renewed base shelf expires in July 2012.

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TECHNOLOGY CHANGING LIFE	2010 ANNUAL REPORT

Contractual Obligations

We have the following contractual obligations as at December 31, 2010

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	2-3 years	4–5 years	After 5 years
	$	$	$	$	$
Alberta Heritage Foundation(1)	150,000	—	—	—	150,000
Capital lease obligations	Nil	—	—	—	—
Operating lease (2)	478,709	65,674	275,012	138,023	—
Purchase obligations	1,140,000	1,140,000	—	—	—
Other long term obligations	Nil	—	—	—	—

Total contractual obligations	1,768,709	1,205,674	275,012	138,023	150,000

Note:

(1)	Our Alberta Heritage Foundation obligation requires repayments upon the realization of sales (see notes of our audited 2010 consolidated financial statements).

(2)	Our operating lease is comprised of our office lease and exclude our portion of operating costs.

We expect to fund our capital expenditure requirements and commitments with existing working capital.

Investing Activities

Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. Our portfolio consists of guarantee investment certificates. As of December 31, 2010, we had $3.6 million invested under this policy, currently earning interest at an effective rate of 0.30%.

Off-Balance Sheet Arrangements

As at December 31, 2010, we had not entered into any off-balance sheet arrangements.

Transactions with Related Parties

In 2010 and 2009, we did not enter into any related party transactions.

Financial Instruments and Other Instruments

Our financial instruments consist of cash and cash equivalents, short-term investments, investment, accounts receivable, and accounts payable. As at December 31, 2010, there are no significant differences between the carrying values of these amounts and their estimated market values. These financial instruments expose us to the following risks:

Credit Risk

Credit risk is the risk of financial loss if a counter-party to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.

27

MANAGEMENT’S DISCUSSION AND ANALYSIS

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties. Currently, 100% of our short-term investments are in guaranteed investment certificates.

Interest Rate Risk

Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency Risk

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk from the purchase of goods and services primarily in the U.S. and the U.K. and to the extent cash is held in foreign currencies. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss in 2010 by approximately $126,442. The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2010 by approximately $128,859.

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at December 31, 2010 are as follows:

	U.S. dollars	British pounds
	$	£
Cash and cash equivalents	3,933,733	54,748
Accounts payable	(561,907)	(64,441)

	3,371,827	(9,693)

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in the notes to our audited financial statements. Accounts payable are all due within the current operating period.

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TECHNOLOGY CHANGING LIFE	2010 ANNUAL REPORT

Risk Factors Affecting Future Performance

General Risk Factors

Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.

If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.

In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third party relationships, including the ability to obtain appropriate product liability insurance. There can be no assurance that this reliance and these relationships will continue as required.

In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress we have made or are making.

Our product REOLYSIN® is in the research and development stage and will require further development and testing before they can be marketed commercially.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. We are currently in the research and development stage on one product, REOLYSIN®, for human application, the riskiest stage for a company in the biotechnology industry. It is not possible to predict, based upon studies in animals, or early studies in humans, whether REOLYSIN® will prove to be safe and effective in humans. REOLYSIN® will require additional research and development, including extensive clinical testing, before we will be able to obtain the approval of the United States Food and Drug Administration (the “FDA”) or from similar regulatory authorities in other countries to market REOLYSIN® commercially. There can be no assurance that the research and development programs conducted by us will result in REOLYSIN® or any other products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.

To achieve profitable operations, we, alone or with others, must successfully develop, introduce and market our products. To obtain regulatory approvals for products being developed for human use, and to achieve commercial success, human clinical trials must demonstrate that the product is safe for human use and that the product shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or the product being tested. No assurances can be provided that any current or future animal or human test, if undertaken, will yield favorable results. If we

29

MANAGEMENT’S DISCUSSION AND ANALYSIS

are unable to establish that REOLYSIN® is a safe, effective treatment for cancer, we may be required to abandon further development of the product and develop a new business strategy.

There are inherent risks in pharmaceutical research and development.

Pharmaceutical research and development is highly speculative and involves a high and significant degree of risk. The marketability of any product developed by us will be affected by numerous factors beyond our control, including:

•	the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;
•	preliminary results as seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials;
•	manufacturing costs or other factors may make manufacturing of products impractical and non-competitive;
•	proprietary rights of third parties or competing products or technologies may preclude commercialization;
•	requisite regulatory approvals for the commercial distribution of products may not be obtained; and
•	other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

Our product under development has never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production and utilization of our products may require the development of new manufacturing technologies and expertise. The impact on our business in the event that new manufacturing technologies and expertise are required to be developed is uncertain. There can be no assurance that we will successfully meet any of these technological challenges, or others that may arise in the course of development.

Pharmaceutical products are subject to intense regulatory approval processes.

The regulatory process for pharmaceuticals, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for our products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

The FDA in the United States and other relevant regulatory authorities may deny approval of a new drug application (“NDA”) or its equivalent in the relevant jurisdiction if required regulatory criteria are not satisfied, or may require additional testing. Product approvals may be withdrawn if compliance with

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TECHNOLOGY CHANGING LIFE	2010 ANNUAL REPORT

regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.

In addition to our own pharmaceuticals, we may supply active pharmaceutical ingredients and advanced pharmaceutical intermediates for use in or with our customers’ other drug products. The final drug products in which the pharmaceutical ingredients and advanced pharmaceutical intermediates are used, however, are subject to regulation for safety and efficacy by the FDA and other jurisdictions, as the case may be. Such products must be approved by such agencies before they can be commercially marketed. The process of obtaining regulatory clearance for marketing is uncertain, costly and time consuming. We cannot predict how long the necessary regulatory approvals will take or whether our customers will ever obtain such approval for their products. To the extent that our customers do not obtain the necessary regulatory approvals for marketing new products, our product sales could be adversely affected.

The FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug, there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause us to lose profits or incur liabilities.

The pharmaceutical regulatory regime in Europe and other countries is, by and large, generally similar to that of Canada and the United States. We could face similar risks in these other jurisdictions, as the risks described above.

Our operations and products may be subject to other government manufacturing and testing regulations.

Securing regulatory approval for the marketing of therapeutics by the FDA in the United States and similar regulatory agencies in other countries is a long and expensive process, which can delay or prevent product development and marketing. Approval to market products may be for limited applications or may not be received at all.

The products anticipated to be manufactured by us will have to comply with the FDA’s current Good Manufacturing Practices (“cGMP”) and other FDA and local government guidelines and regulations, including other international regulatory requirements and guidelines. Additionally, certain of our customers may require the manufacturing facilities contracted by us to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by us fail to comply with the cGMP requirements, the facilities may

31

MANAGEMENT’S DISCUSSION AND ANALYSIS

become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended. We may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to us or at all.

The FDA or other regulatory agencies may also require the submission of any lot of a particular product for inspection. If the lot product fails to meet the FDA requirements, then the FDA could take any of the following actions: (i) restrict the release of the product; (ii) suspend manufacturing of the specific lot of the product; (iii) order a recall of the lot of the product; or (iv) order a seizure of the lot of the product.

We are subject to regulation by governments in many jurisdictions and, if we do not comply with healthcare, drug, manufacturing and environmental regulations, among others, our existing and future operations may be curtailed, and we could be subject to liability.

In addition to the regulatory approval process, we may be subject to regulations under local, provincial, state, federal and foreign law, including requirements regarding occupational health, safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations.

Our products may fail or cause harm, subjecting us to product liability claims, which are uninsured.

The sale and use of our products entail risk of product liability. We currently do not have any product liability insurance. There can be no assurance that we will be able to obtain appropriate levels of product liability insurance prior to any sale of our pharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by us. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on our business, financial condition and future prospects.

Our technologies may become obsolete.

The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render our products obsolete, less competitive or less marketable. The process of developing our products is extremely complex and requires significant continuing development efforts and third party commitments. Our failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect our business.

We may be unable to anticipate changes in our potential customer requirements that could make our existing technology obsolete. Our success will depend, in part, on our ability to continue to enhance our existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology entails significant technical and business risks. We may not be successful in using our new technologies or exploiting the respective niche markets effectively or adapting our businesses to evolving customer or medical requirements or preferences or emerging industry standards.

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TECHNOLOGY CHANGING LIFE	2010 ANNUAL REPORT

We have no operating revenues and a history of losses.

To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2010, we had an accumulated deficit of $138.8 million and we incurred net losses of $20.0 million, $16.2 million, and $17.6 million, for the years ended December 31, 2010, 2009, and 2008, respectively. We anticipate that we will continue to incur significant losses during 2011 and in the foreseeable future. We do not expect to reach profitability at least until after successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.

We may need additional financing in the future to fund the research and development of our products and to meet our ongoing capital requirements.

We anticipate that we may need additional financing in the future to fund research and development and to meet our ongoing capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available on terms favorable to us, we may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of our proposed product, or obtain funds through arrangements with corporate partners that require us to relinquish rights to certain of our technologies or product. There can be no assurance that we will be able to raise additional capital if our current capital resources are exhausted.

The cost of director and officer liability insurance may continue to increase substantially or may not be available to us and may affect our ability to retain quality directors and officers.

We carry liability insurance on behalf of our directors and officers. Given a number of large director and officer liability insurance claims in the U.S. equity markets, director and officer liability insurance had until recently become increasingly more expensive with increased restrictions. Consequently, there is no assurance that we will continue to be offered this insurance or be able to obtain adequate coverage. The inability to acquire the appropriate insurance coverage will limit our ability to attract and maintain directors and officers as required to conduct our business.

We incur some of our expenses in foreign currencies and therefore are exposed to foreign currency exchange rate fluctuations.

We incur some of our manufacturing, clinical, collaborative and consulting expenses in foreign currencies, primarily the U.S. dollar and the British pound (“GBP”). We are therefore exposed to foreign currency rate fluctuations. Also, as we expand to other foreign jurisdictions there may be an increase in our foreign exchange exposure.

33

MANAGEMENT’S DISCUSSION AND ANALYSIS

We earn interest income on our excess cash reserves and are exposed to changes in interest rates.

We invest our excess cash reserves in investment vehicles that provide a rate of return with little risk to principle. As interest rates change the amount of interest income we earn will be directly impacted.

Other MD&A Requirements

We have 71,207,318 common shares outstanding at March 16, 2011. If all of our warrants (2,170,110) and options (4,608,094) were exercised we would have 77,985,522 common shares outstanding.

Our 2010 Annual Information Form on Form 20-F will be available on www.sedar.com.

Disclosure Controls and Procedures

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES:

Our chief executive and financial officers reviewed and evaluated our disclosure controls and procedures. Based on that evaluation, they have concluded that our disclosure controls and procedures are effective in providing them with timely material information relating to the Company.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to U.S. GAAP.

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls and procedures over financial reporting will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Oncolytics Biotech Inc. have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of our internal control over financial reporting as of December 31, 2010, and has concluded that such internal control over financial reporting is effective as of

34

TECHNOLOGY CHANGING LIFE	2010 ANNUAL REPORT

December 31, 2010. There are no material weaknesses that have been identified by management in this regard. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting that occurred during the last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

35

STATEMENT OF MANAGEMENT’S RESPONSIBILITY

Statement of Management’s Responsibility

Management is responsible for the preparation and presentation of the consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.

In management’s opinion, the accompanying consolidated financial statements have been properly prepared within reasonable limits of materiality and in accordance with the appropriately selected Canadian generally accepted accounting principles and policies consistently applied and summarized in the consolidated financial statements.

The MD&A has been prepared in accordance with the requirements of securities regulators as applicable to Oncolytics Biotech Inc.

The consolidated financial statements and information in the MD&A generally include estimates that are necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Based on careful judgments by management, such estimates have been properly reflected in the accompanying consolidated financial statements and MD&A. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources and risks and uncertainty. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

Systems of internal controls, including organizational and procedural controls and internal controls over financial reporting, assessed as reasonable and appropriate in the circumstances, are designed and maintained by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable records for financial purposes.

We, as the Chief Executive Officer and Chief Financial Officer, will certify to our annual filings with the CSA and the SEC as required in Canada by National Instrument 52-109 (Certification of Disclosure in Issuers’ Annual Interim Filings) and in the United States by the Sarbanes-Oxley Act.

The external auditors conducted an independent examination of corporate and accounting records in accordance with generally accepted auditing standards to express their opinion on the consolidated financial statements. Their examination included such tests and procedures as they considered necessary to provide reasonable assurance that the consolidated financial statements are presented fairly. The external auditors have full and free access to our Board of Directors and its Committees to discuss audit, financial reporting and related matters.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements and MD&A before they are presented to the Board of Directors for approval.

Brad Thompson, PhD	Doug Ball, CA
Chairman, President and CEO	Chief Financial Officer

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TECHNOLOGY CHANGING LIFE	2010 ANNUAL REPORT

Independent Auditors’ Report

of Registered Public Accounting Firm

To the Shareholders of Oncolytics Biotech Inc.

We have audited the accompanying consolidated financial statements of Oncolytics Biotech Inc., which comprise the consolidated statements of financial position as at December 31, 2010 and 2009, and the consolidated statements of loss and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2010 and for the cumulative period from inception on April 2, 1998, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Oncolytics Biotech Inc. as at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 and the cumulative period from inception on April 2, 1998 in accordance with Canadian generally accepted accounting principles.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Oncolytics Biotech Inc.’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2011 expressed an unqualified opinion on Oncolytics Biotech Inc.’s internal control over financial reporting.

Calgary, Canada	Chartered Accountants
March 16, 2011

37

INDEPENDENT AUDITORS’ REPORT

Independent Auditors’ Report

on Internal Controls

Under Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of Oncolytics Biotech Inc.

We have audited Oncolytics Biotech Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Oncolytics Biotech Inc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Oncolytics Biotech Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Oncolytics Biotech Inc. as at December 31, 2010 and 2009 and the consolidated statements of loss and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2010, and for the cumulative period from inception on April 2, 1998, and our report dated March 16, 2011, expressed an unqualified opinion thereon.

Calgary, Canada	Chartered Accountants
March 16, 2011

38

TECHNOLOGY CHANGING LIFE	2010 ANNUAL REPORT

Consolidated Statements of Financial Position

As at December 31,	Notes	2010	2009
		$	$

ASSETS
Current assets
Cash and cash equivalents	4	39,296,682	32,448,939
Short-term investments	4	3,609,246	1,679,937
Accounts receivable	22	284,988	64,787
Prepaid expenses		278,934	507,408

Total current assets		43,469,850	34,701,071

Non-current assets
Property and equipment	5	226,911	208,320
Asset held for sale	6	735,681	684,000

Total non-current assets		962,592	892,320

Total assets		44,432,442	35,593,391

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities		2,500,682	4,226,933

Total current liabilities		2,500,682	4,226,933

Commitments and contingencies	12, 13, 18 and 19
Shareholders’ equity
Share capital Authorized: unlimited Issued 67,958,302 (2009 – 61,549,969)	7	155,227,915	131,908,274
Warrants	7	6,066,128	4,511,441
Contributed surplus	8, 11	19,399,489	13,734,743
Deficit	10	(138,761,772)	(118,788,000)

Total shareholders’ equity		41,931,760	31,366,458

Total liabilities and equity		44,432,442	35,593,391

See accompanying notes

On behalf of the Board:

Fred Stewart	Jim Dinning
Director	Director

39

FINANCIAL STATEMENTS

Consolidated Statements of Loss and Comprehensive Loss

For the periods ending December 31,	Notes	2010	2009	2008	Cumulative from inception on April 2, 1998 to December 31, 2010
		$	$	$	$
Revenue
Rights revenue		—	—	—	310,000

Expenses
Research and development	7, 13	12,191,809	11,606,514	13,351,875	98,330,100
Operating		4,190,403	3,782,507	4,311,575	32,809,935
Stock based compensation	8	3,251,041	424,273	64,039	8,444,158
Foreign exchange loss (gain)		346,686	179,716	(68,283)	1,115,829
Amortization – intellectual property		—	180,750	361,500	3,615,000
Amortization – property and equipment		63,156	64,930	48,754	625,237

		20,043,095	16,238,690	18,069,460	144,940,259

Loss before the following		(20,043,095)	(16,238,690)	(18,069,460)	(144,630,259)

Interest		76,934	29,441	519,256	6,640,380

Gain on sale of BCY LifeSciences Inc.	21	—	—	—	299,403
Loss on sale of Transition Therapeutics Inc.		—	—	—	(2,156,685)

Loss before income taxes		(19,966,161)	(16,209,249)	(17,550,204)	(139,847,161)

Income taxes (recovery)	14	7,611	22,000	—	(1,085,389)

Net loss and comprehensive loss		(19,973,772)	(16,231,249)	(17,550,204)	(138,761,772)

Basic and diluted loss per common share	9	(0.32)	(0.33)	(0.42)	—

See accompanying notes

40

TECHNOLOGY CHANGING LIFE	2010 ANNUAL REPORT

For the periods ending December 31,	Notes	2010	2009	2008	Cumulative from inception on April 2, 1998 to December 31, 2010
		$	$	$	$
CASH FLOWS

Operating Activities
Net loss and comprehensive loss for the period		(19,973,772)	(16,231,249)	(17,550,204)	(138,761,772)
Amortization – intellectual property		—	180,750	361,500	3,615,000
Amortization – property and equipment		63,156	64,930	48,754	625,237
Stock based compensation	8	3,251,041	424,273	64,039	8,444,158
Other non-cash items	17	343,821	110,800	—	1,838,158
Net change in non-cash working capital	17	(1,717,978)	(613,383)	1,787,279	1,936,760

Cash used in operating activities		(18,033,732)	(16,063,879)	(15,288,632)	(122,302,459)

Investing Activities
Acquisition of property and equipment		(81,846)	(9,324)	(111,577)	(904,914)
Purchase of intellectual property	6	(51,681)	—	—	(51,681)
Purchase of short-term investments		(1,929,309)	(1,679,937)	(347,901)	(53,026,110)
Redemption of short-term investments		—	5,846,634	13,000,000	48,998,380
Investment in BCY		—	—	—	464,602
Investment in Transition Therapeutics Inc.		—	—	—	2,532,343

Cash provided by (used in) investing activities		(2,062,836)	4,157,373	12,540,522	(1,987,380)

Financing Activities
Proceeds from exercise of stock options and warrants		528,211	15,210,210	41,600	31,039,489
Proceeds from private placements		—	—	—	38,137,385
Proceeds from acquisition of private company		—	1,800,120	—	1,800,120
Proceeds from public offering		26,759,921	20,042,570	3,421,309	93,080,698

Cash provided by financing activities		27,288,132	37,052,900	3,462,909	164,057,692

Increase In Cash		7,191,564	25,146,394	714,799	39,767,853
Cash and cash equivalents, beginning of period		32,448,939	7,429,895	6,715,096	—
Impact of foreign exchange on cash and cash equivalents		(343,821)	(127,350)	—	(471,171)

Cash and cash equivalents, end of period		39,296,682	32,448,939	7,429,895	39,296,682

See accompanying notes

41

Consolidated Statements of Cash Flows

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Incorporation and Nature of Operations

Oncolytics Biotech Inc. (the “Company” or “Oncolytics”) was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.

We are a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Our product being developed may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists.

2.	Basis of Financial Statement Presentation

On April 21, 1999, SYNSORB Biotech Inc. (“SYNSORB”) purchased all of our shares. In connection with this acquisition, the basis of accounting for our assets and liabilities was changed to reflect SYNSORB’s cost of acquiring its interest in such assets and liabilities (i.e. reflecting SYNSORB’s purchase cost in our consolidated financial statements). The amount by which SYNSORB’s purchase price exceeded the underlying net book value of our assets and liabilities at April 21, 1999 was $2,500,000. This amount was credited to contributed surplus and charged to intellectual property and was amortized to income based on the established amortization policies for such assets. Subsequent to April 21, 1999, SYNSORB’s ownership has been diluted through public offerings of our common shares, sales of our shares by SYNSORB and a distribution of SYNSORB’S ownership interest in the Company to their shareholders. As a result, SYNSORB no longer has any ownership in the Company.

3.	Summary of Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These policies are, in all material respects, in accordance with United States generally accepted accounting principles (“U.S. GAAP”) except as disclosed in note 23. The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include our accounts and the accounts of our incorporated subsidiaries. All intercompany transactions and balances have been eliminated.

USE OF ESTIMATES

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting our consolidated financial statements include the inputs used to determine our stock based compensation expense for the year, the valuation of our investment in BCBC (reflected in the financial statements as an asset held for sale) and our assessment of our future income tax assets and related valuation allowance.

42

Notes to Consolidated Financial Statements

TECHNOLOGY CHANGING LIFE	2010 ANNUAL REPORT

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Amortization is provided on bases and at rates designed to amortize the cost of the assets over their estimated useful lives. Amortization is recorded using the declining balance method at the following annual rates:

Office equipment and furniture	20%
Medical equipment	20%
Computer equipment	30%
Leasehold improvements	Straight-line over the term of the lease

INTELLECTUAL PROPERTY

Intellectual property costs initially related to the acquisition of our business by SYNSORB. These costs were amortized on a straight-line basis over a 10-year period (the expected useful life) commencing July 1, 1999 and are now fully amortized. Intellectual property acquired through our investment in BCBC is included in Asset Held for Sale on the balance sheet.

FOREIGN CURRENCY TRANSLATION

Transactions originating in foreign currencies are translated into the functional currency of the entity at the exchange rate in effect at the date of the transaction. Monetary assets and liabilities are translated at the year-end rate of exchange and non-monetary items are translated at historic exchange rates. Exchange gains and losses are included in net loss for the period.

RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all of the development costs have been expensed.

INVESTMENT TAX CREDITS

Investment tax credits relating to qualifying scientific research and experimental development expenditures that are recoverable in the current period are accounted for as a reduction in research and development expenditures. Investment tax credits not recoverable in the current period are accrued provided there is reasonable assurance that the credits a will be realized.

LOSS PER COMMON SHARE

Basic loss per common share is determined using the weighted average number of common shares outstanding during the period.

We use the treasury stock method to calculate diluted loss per common share. Under this method, diluted loss per common share is computed in a manner consistent with basic loss per common share except that the weighted average common shares outstanding are increased to include additional common shares from the assumed exercise of options and warrants, if dilutive. The number of additional common shares is calculated by assuming that any outstanding “in the money” options and warrants were exercised at the later of the beginning of the period or the date of issue and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

STOCK OPTION PLAN

We have one stock option plan (the “Plan”) available to officers, directors, employees, consultants and suppliers with grants under the Plan approved from time to time by our Board of Directors (the “Board”). Under the Plan, the exercise price of each option equals the trading price of our stock on the date of grant in accordance with Toronto Stock Exchange guidelines. Vesting is provided for at the discretion of the Board and the expiration of options is to be no greater than 10 years from the date of grant.

43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STOCK BASED COMPENSATION

Officers, directors and employees

We use the fair value based method of accounting for employee awards granted under the Plan. We calculate the fair value of each stock option grant using the Black Scholes Option Pricing Model and the fair value is recorded over the option’s vesting period on a straight-line basis.

Non-Employees

Stock based compensation to non-employees is recorded at fair market value based on the fair value of the consideration received, or the fair value of the equity instruments granted, or liabilities incurred, whichever is more reliably measurable, on the earlier of the date at which a performance commitment is reached, performance is achieved, or the vesting date of the options.

FINANCIAL INSTRUMENTS

Financial assets

Financial assets are comprised of cash and cash equivalents, accounts receivable, short-term investments and long term investment. Financial assets are initially recorded at fair market value and are classified as follows:

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and interest bearing deposits with our bank and have been designated as held for trading.

Accounts Receivable

Accounts receivable have been designated as loans and receivables.

Short-term Investments

We determine the appropriate classification of our short-term investments at the time of purchase and re-evaluate such designation as of each balance sheet date. We classify our short-term investments as held-to-maturity as we have the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at original cost, adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest rate method. Such amortization and interest on securities classified as held-to-maturity are included in interest income.

Financial liabilities

Our financial liabilities are comprised of trade accounts payable and are non interest-bearing and recorded at fair market value. They are designated as Other Financial Liabilities and are subsequently measured at amortized cost using the effective interest rate method.

Transaction Costs

Transaction costs are expensed as incurred for financial instruments designated as held for trading. Transaction costs for financial assets classified as available for sale, loans and receivables, and financial liabilities classified as other than held for trading are recognized immediately in income.

FUTURE INCOME TAXES

We follow the liability method of accounting for income taxes. Under the liability method, future income taxes are recognized for the difference between financial statement carrying values and the respective income tax basis of assets and liabilities (temporary differences). Future income tax assets and liabilities are measured using substantively enacted income tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period of the change.

44

TECHNOLOGY CHANGING LIFE	2010 ANNUAL REPORT

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

The Canadian Institute of Chartered Accountants’ Accounting Standards Board announced that Canadian publicly accountable enterprises are required to adopt IFRS, as issued by the International Accounting Standards Board (IASB), effective January 1, 2011. We are prepared to adopt IFRS as at that date. Our transition process included the following phases:

•	Scoping and diagnostic phase — This phase involved performing a high-level diagnostic assessment to identify key areas that were impacted by the transition to IFRS. This phase was finalized in 2008.

•

Impact analysis, evaluation and design phase — This phase involved specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS. This phase was finalized in 2009.

•

Implementation and review phase — This phase included execution of changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training. At the end of the implementation and review phase we will be able to compile financial statements compliant with IFRS.

As a result of completing these three phases we are now in the process of compiling financial statements in compliance with IFRS.

Financial Statement Impact

In preparing our opening balance sheet, we have adjusted amounts reported previously in our consolidated financial statements prepared in accordance with GAAP. The estimated impact on our balance sheet as at January 1, 2010 would be to reduce warrants in shareholders’ equity by approximately $1 million and reflect a long term liability. In 2010, we anticipate a further charge to our Consolidated Statement of Loss of approximately $4.8 million related to the revaluation of warrants.

4.	Cash Equivalents and Short Term Investments

Cash Equivalents

Cash equivalents consist of interest bearing deposits with our bank totaling $34,337,595 (December 31, 2009 – $15,518,939). The current annual interest rate earned on these deposits is 1.06% (December 31, 2009 – 0.30%).

Short-Term Investments

Short-term investments which consist of guaranteed investment certificates are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. The objectives for holding short-term investments are to invest our excess cash resources in investment vehicles that provide a better rate of return compared to our interest bearing bank account with limited risk to the principal invested. We intend to match the maturities of these short-term investments with the cash requirements of the Company’s activities and treat these as held-to-maturity short-term investments.

	Face Value	Original Cost	Accrued Interest	Carrying Value	Fair Value	Effective Interest Rate
	$	$	$	$	$	%
December 31, 2010
Short-term investments	3,609,246	3,609,246	Nil	3,609,246	3,609,246	0.30%

December 31, 2009
Short-term investments	1,679,937	1,679,937	Nil	1,679,937	1,679,937	0.17%

Fair value is determined by using published market prices provided by our investment advisor.

45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	Property and Equipment

	2010
	Cost	Accumulated Amortization	Net Book Value
	$	$	$
Medical equipment	107,471	59,329	48,142
Office equipment	37,236	28,813	8,423
Office furniture	117,357	79,024	38,333
Computer equipment	339,074	213,744	125,330
Leasehold improvements	139,616	132,933	6,683

	740,754	513,843	226,911

	2009
	Cost	Accumulated Amortization	Net Book Value
	$	$	$
Medical equipment	100,816	47,504	53,312
Office equipment	36,385	27,006	9,379
Office furniture	111,076	73,457	37,619
Computer equipment	271,194	185,905	85,289
Leasehold improvements	139,616	116,895	22,721

	659,087	450,767	208,320

6.	Asset Held for Sale

In 2009, we acquired all of the convertible preferred shares of British Canadian Biosciences Corp. (“BCBC”), a privately held biotechnology company specializing in the development of peptides for the treatment of a variety of conditions, including cancer. In February 2010, we completed the conversion of our preferred share holding in BCBC into common shares. As a result of this conversion we owned 10% of the issued common shares of BCBC. The common shares of BCBC do not have a quoted market price in an active market. BCBC’s only asset is intellectual property.

In the fourth quarter of 2010, BCBC concluded that it was unable to obtain additional financing to support its business and subsequently suspended operations. In November 2010, in order to maintain our investment in BCBC, we purchased an additional 60% of the common shares of BCBC for $51,681 which included cash and the settlement of certain trade accounts payable. As the operations of BCBC had been suspended, its only remaining asset was intellectual property. In conjunction with this purchase, we assessed the cost of our investment against the estimated fair value of BCBC using a cash flow analysis and determined that the estimated fair value of our investment was in excess of our cost. At the end of 2010, we began the process to sell BCBC and as a result we are reflecting our investment in BCBC’s intellectual property as an asset held for sale. We have also reclassified the prior year’s balance to reflect our current accounting treatment.

46

TECHNOLOGY CHANGING LIFE	2010 ANNUAL REPORT

7.	Share Capital

Authorized:

Unlimited number of no par value common shares

Issued:	Shares		Warrants
	Number	Amount $	Number	Amount $
Balance, December 31, 1998	2,145,300	4	—	—
Issued on exercise of stock options	76,922	77	—	—

	2,222,222	81	—	—

July 29, 1999 share split (a)	6,750,000	81	—	—
Issued for cash pursuant to July 30, 1999 private placement (net of share issue costs of $45,000) (b)	1,500,000	855,000	—	—
Issued for cash pursuant to August 24, 1999 private placement	1,399,997	1,049,998	—	—
Issued on initial public offering (net of share issue costs of $317,897) (c)	4,000,000	3,082,103	—	—
Issued for cash pursuant to exercise of share purchase warrants	20,000	15,000	—	—

Balance, December 31, 1999	13,669,997	5,002,182	—	—
Issued on exercise of stock options and warrants	573,910	501,010	—	—
Issued for cash pursuant to July 17, 2000 private placement (d)	244,898	2,998,645	—	—
Issued on public offering (net of share issue costs of $998,900) (e)	3,000,000	13,101,100	—	—

Balance, December 31, 2000	17,488,805	21,602,937	—	—
Issued on exercise of stock options and warrants	1,702,590	2,210,016	—	—

Balance, December 31, 2001	19,191,395	23,812,953	—	—
Issued on exercise of stock options	40,000	34,000	—	—
Issued on acquisition of the interest in Transition Therapeutics Inc.	1,913,889	4,689,028	—	—
Issued for cash pursuant to December 11, 2002 private placement (f)	1,000,000	1,896,714	550,000	114,286
Share issue costs	—	(241,123)	—	—

Balance, December 31, 2002	22,145,284	30,191,572	550,000	114,286
Issued for cash pursuant to February 10, 2003 private placement (g)	140,000	265,540	77,000	16,000
Issued for cash pursuant to June 19, 2003 private placement (h)	2,120,000	5,912,113	1,272,000	543,287
Issued for cash pursuant to August 21, 2003 private placement (i)	1,363,900	3,801,778	813,533	349,176
Issued for cash pursuant to October 14, 2003 public offering (j)	1,200,000	5,528,972	720,000	617,428
Exercise of options	64,700	149,615	—	—
Exercise of warrants	174,378	593,194	(174,378)	(41,927)
Share issue costs	—	(1,730,195)	—	—

47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Issued:	Shares		Warrants
	Number	Amount $	Number	Amount $
Balance, December 31, 2003	27,208,262	44,712,589	3,258,155	1,598,250
Issued for cash pursuant to April 7, 2004 private placement (k)	1,077,100	5,924,050	646,260	1,028,631
Issued for cash pursuant to November 23, 2004 public offering (l)	1,504,000	8,693,120	864,800	1,521,672
Issued pursuant to cancellation of contingent payment [note 13]	21,459	150,000	—	—
Exercise of warrants	1,907,175	8,178,546	(1,907,175)	(798,096)
Expired warrants	—	—	(6,700)	(2,827)
Exercise of options	197,500	778,951	—	—
Share issue costs	—	(1,796,758)	—	—

Balance, December 31, 2004	31,915,496	66,640,498	2,855,340	3,347,630
Issued for cash pursuant to December 29, 2005 private placement (m)	3,200,000	14,176,000	1,920,000	2,908,800
Exercise of warrants	771,252	3,417,271	(771,252)	(329,984)
Expired warrants	—	—	(1,219,288)	(1,496,514)
Exercise of options	350,000	297,500	—	—
Share issue costs	—	(1,689,398)	—	—

Balance, December 31, 2005	36,236,748	82,841,871	2,784,800	4,429,932
Exercise of options	284,000	241,400	—	—
Expired warrants	—	—	(112,800)	(213,192)

Balance, December 31, 2006	36,520,748	83,083,271	2,672,000	4,216,740
Issued for cash pursuant to February 22, 2007 public offering (n)	4,600,000	11,362,000	2,300,000	2,438,000
Exercise of options	60,000	51,000	—	—
Expired warrants	—	—	(752,000)	(1,308,480)
Share issue costs	—	(1,736,606)	—	—

Balance, December 31, 2007	41,180,748	92,759,665	4,220,000	5,346,260
Issued for cash pursuant to December 5, 2008 public offering (o)	2,650,000	3,127,000	2,915,000	946,050
Expired warrants	—	—	(1,920,000)	(2,908,800)
Warrants (p)	—	—	320,000	41,600
Share issue costs	—	(651,741)	—	—

Balance, December 31, 2008	43,830,748	95,234,924	5,535,000	3,425,110
Issued on acquisition of private company (q)	1,875,121	2,113,275	—	—
Issued for cash pursuant to May 13, 2009 public offering (r)	3,450,000	5,623,500	3,795,000	1,442,100
Issued for cash pursuant to November 23, 2009 public offering (s)	4,887,500	13,380,549	1,955,000	2,073,981
Exercise of stock options	281,600	318,541	—	—
Exercise of warrants	7,030,000	17,360,750	(7,030,000)	(2,429,750)
Issued for investment in BCBC (t)	200,000	684,000	—	—
Sale of intellectual property (u)	(5,000)	(16,550)	—	—
Share issue costs	—	(2,790,715)	—	—

48

TECHNOLOGY CHANGING LIFE	2010 ANNUAL REPORT

Issued:	Shares		Warrants
	Number	Amount $	Number	Amount $
Balance, December 31, 2009	61,549,969	131,908,274	4,255,000	4,511,441
Issued for cash pursuant to November 8, 2010 bought deal financing (v)	6,256,000	25,336,800	3,503,360	4,120,201
Exercise of warrants	119,900	575,813	(119,900)	(127,514)
Expired warrants	—	—	(2,300,000)	(2,438,000)
Exercise of stock options	32,433	104,109	—	—
Share issue costs	—	(2,697,081)	—	—

Balance, December 31, 2010	67,958,302	155,227,915	5,338,460	6,066,128

(a)	Pursuant to subsection 167(1)(f) of the Business Corporations Act (Alberta), the Articles of the Company were amended by subdividing the 2,222,222 issued and outstanding common shares of the Company into 6,750,000 common shares.

(b)	Pursuant to a private placement, 1,500,000 common share purchase warrants were issued entitling the holders thereof to acquire one additional share at $0.75 per share until November 8, 2001. At December 31, 2001, all of the warrants had been exercised.

(c)	Pursuant to the initial public offering, the agent was issued common share purchase warrants entitling it to acquire 400,000 common shares at $0.85 per share until May 8, 2001. At December 31, 2001, all of the warrants had been exercised.

(d)	Pursuant to a private placement, 244,898 common shares were issued at an issue price of $12.25 per share net of issue costs of $1,355.

(e)	Pursuant to a special warrant offering, we sold 3,000,000 special warrants for $4.70 per warrant for net proceeds of $13,101,100. Each warrant entitled the holder to one common share upon exercise. At December 31, 2001, all of the warrants had been exercised.

(f)	Pursuant to a private placement, 1,000,000 units were issued at an issue price of $2.00 per unit net of issue costs of $241,123. Each unit included one common share (ascribed value of $1.897) and one-half of one common share purchase warrant (ascribed value of $0.103) for a total of 500,000 warrants. Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $3.00 per share until June 11, 2004. In addition, we issued 50,000 common share purchase warrants on the same terms to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $11,000 ($0.22 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model (“Black Scholes”).

(g)	Pursuant to a private placement, 140,000 units were issued at an issue price of $2.00 per unit net of issue costs of $37,369. Each unit included one common share (ascribed value of $1.897) and one-half of one common share purchase warrant (ascribed value of $0.103) for a total of 70,000 warrants. Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $3.00 per share until August 10, 2004. In addition, we issued 7,000 common share purchase warrants on the same terms to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $1,540 ($0.22 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were determined using Black Scholes.

(h)	Pursuant to a private placement, 2,120,000 units were issued at an issue price of $3.00 per unit net of issue costs of $637,986. Each unit included one common share (ascribed value of $2.789) and one-half of one common share purchase warrant (ascribed value of $0.211) for a total of 1,060,000 warrants. Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $4.00 per share until December 19, 2004. In addition, we issued 212,000 common share purchase warrants on the same terms to the brokerage firms assisting with the transaction. The ascribed value of these broker warrants was $95,400 ($0.45 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were determined using Black Scholes.

(i)	Pursuant to a private placement, 1,363,900 common shares and 681,943 common share purchase warrants were issued for gross proceeds of $4,091,738. Each common share and whole common share purchase warrant have ascribed values of $2.787 and $0.425, respectively. Each common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $4.00 per share until February 21, 2005. Share issue costs related to this private placement were $367,839. In addition, we issued 131,590 common share purchase warrants on the same terms to the advisors assisting with the transaction. The ascribed value of these additional warrants was $59,216 ($0.45 per additional warrant) and has been included in the issue costs. The ascribed values of the warrants were determined using Black Scholes.

49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(j)	Pursuant to a public offering, 1,200,000 units were issued at an issue price of $5.00 per unit net of issue costs of $687,001. Each unit included one common share (ascribed value of $4.607) and one-half of one common share purchase warrant (ascribed value of $0.393) for a total of 600,000 warrants. Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $6.25 per share until April 14, 2005. In addition, we issued 120,000 common share purchase warrants with an exercise price of $5.00 that expires on April 14, 2005 to the brokerage firms assisting with the transaction. The ascribed value of these broker warrants was $146,400 ($1.19 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were determined using Black Scholes.

(k)	Pursuant to a private placement, the Company sold 1,077,100 units at an average price of $6.25 per unit for gross cash proceeds of $6,731,875. The units were comprised of 1,077,100 common shares and 538,550 common share purchase warrants and have ascribed values of $5.50 and $1.50, respectively. Each common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $7.75 per share until October 7, 2005. Share issue costs related to the private placement were $728,918. In addition, we issued 107,710 common share purchase warrants to our advisor entitling the holder to acquire one common share of the capital of the Company upon payment of $7.00 per share until October 7, 2005. The ascribed value of these additional warrants was $220,806 ($2.05 per additional warrant) and has been included in the share issue costs above. The ascribed values of the warrants were determined using Black Scholes.

(l)	Pursuant to a public offering, the Company sold 1,504,000 units at an issue price of $6.65 per unit for gross cash proceeds of $10,001,600. Each unit included one common share (ascribed value of $5.78) and one-half of one common share purchase warrant (ascribed value of $0.87) for a total of 752,000 warrants. Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $8.00 per share until November 23, 2007. Share issue costs related to this public offering were $1,063,890. In addition, we issued 112,800 common share purchase warrants with an exercise price of $7.06 that expires on May 23, 2006 to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $213,192 ($1.89 per broker warrant) and has been included in the share issue costs above. The ascribed values of the warrants were determined using Black Scholes.

(m)	Pursuant to a private placement, 3,200,000 units were issued at an issue price of $5.15 per unit net of issue costs of $1,689,398. Each unit included one common share (ascribed value of $4.43) and one-half of one common share purchase warrant (ascribed value of $0.72) for a total of 1,600,000 warrants. Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $6.15 per share until December 29, 2008. In addition, we issued 320,000 common share purchase warrants with an exercise price of $5.65 expiring on December 29, 2008. The ascribed value of these broker warrants was $604,800 ($1.89 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were determined using Black Scholes.

(n)	Pursuant to a public offering, 4,600,000 units were issued at an issue price of $3.00 per unit for gross proceeds of $13,800,000. Each unit included one common share (ascribed value of $2.47) and one-half of one common share purchase warrant (ascribed value of $0.53) for a total of 2,300,000 warrants. The ascribed value was determined using the relative fair value method. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $3.50 per share until February 22, 2010. Share issue costs for this offering were $1,736,606. The ascribed value of the warrants was determined using Black Scholes.

(o)	Pursuant to a public offering, 2,650,000 units were issued at an issue price of $1.50 per unit for gross proceeds of $3,975,000. Each unit included one common share (ascribed value of $1.18) and one- common share purchase warrant (ascribed value of $0.32). The ascribed value was determined using the relative fair value method. Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $1.80 per share until December 5, 2011 subject to acceleration of the expiry date under certain circumstances. Share issue costs for this offering were $651,741. In addition, we issued 265,000 broker common share purchase warrants with an exercise price of $1.80 expiring on December 5, 2011 subject to acceleration of the expiry date under certain circumstances. The ascribed value of these broker warrants was $98,050 ($0.37 per broker warrant) and has been included in the share issue costs. The ascribed values of the warrants were determined using Black Scholes.

Under the terms of the warrant indenture and the broker warrant certificates, if the 10-day volume-weighted average trading price of our common shares (the “Common Shares”) on the Toronto Stock Exchange exceeded $2.50 per Common Share, then, at any date subsequent to this date, at our sole discretion and upon sending the holder written notice of such accelerated exercise date and issuing a news release announcing such accelerated exercise date, the expiry date of the warrant shall be the day that is 30 days following the later of (i) the date on which such notice is sent to the holder; and (ii) the date on which such announcement is made by news release. As of the close of business on September 18, 2009, the 10-day volume-weighted average trading price of the Common Shares exceeded $2.50 and we elected to accelerate the exercise date to October 23, 2009, the date of our news release. All of these warrants were exercised.

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TECHNOLOGY CHANGING LIFE	2010 ANNUAL REPORT

(p)	On December 18, 2008, we amended the terms of 320,000 previously issued broker warrants for cash consideration of $41,600. The amendments included adjusting the exercise price from $5.65 to $1.80 and extending the expiry date from December 29, 2008 to December 29, 2009, subject to acceleration of the expiry date in certain circumstances. All of these warrants were exercised in 2009.

(q)	On April 9, 2009, we completed our acquisition of an inactive private company pursuant to a plan of arrangement under the Business Corporations Act (Alberta). We issued 1,875,121 common shares in exchange for all of the issued and outstanding securities of the private company. The exchange ratio was at an agreed premium to the private company’s net cash per security at closing and was calculated using an ascribed value per common share of $1.69 (being the 20 day volume weighted average trading price of our common shares on the Toronto Stock Exchange up to and including March 2, 2009). We have treated this acquisition as a financing transaction for accounting purposes and we have allocated the net cash from the private company to the value of the common shares we issued net of related transaction costs. The private company had no other assets or liabilities.

(r)	Pursuant to a public offering, 3,450,000 units were issued at an issue price of $2.00 per unit for gross proceeds of $6,900,000. Each unit included one common share (ascribed value of $1.63) and one common share purchase warrant (ascribed value of $0.37). The ascribed value was determined using the relative fair value method. Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $2.40 per share until May 13, 2012 subject to acceleration of the expiry date under certain circumstances. Share issue costs for this offering were $952,854. In addition, we issued 345,000 broker common share purchase warrants with an exercise price of $2.40 expiring on May 13, 2012 subject to acceleration of the expiry date under certain circumstances. The ascribed value of these broker warrants was $165,600 ($0.48 per broker warrant) and has been included in the share issue costs. The ascribed values of the warrants were determined using Black Scholes. On October 2, 2009, the acceleration provisions under the warrant indenture were met allowing us to accelerate the expiry date of these warrants to November 2, 2009.

Under the terms of the warrant indenture and the broker warrant certificates, if the 10-day volume-weighted average trading price of our Common Shares on the Toronto Stock Exchange exceeded $3.35 per Common Share, then, at any date subsequent to this date, at our sole discretion and upon sending the holder written notice of such accelerated exercise date and issuing a news release announcing such accelerated exercise date, the expiry date of the warrant shall be the day that is 30 days following the later of (i) the date on which such notice is sent to the holder; and (ii) the date on which such announcement is made by news release. As of the close of business on October 2, 2009, the 10-day volume-weighted average trading price exceeded $3.35 and we elected to accelerate the exercise date to November 2, 2009. All of these warrants were exercised.

(s)	Pursuant to a public offering, 4,887,500 units were issued at an issue price of US$3.00 per unit for gross proceeds of US$14,662,500. Each unit included one common share (ascribed value of US$2.60) and 0.40 of one common share purchase warrant (ascribed value of US$0.40). The ascribed value was determined using the relative fair value method. Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of US$3.50 per share until November 23, 2014 subject to acceleration of the expiry date under certain circumstances. Share issue costs for this offering were $1,524,706. The ascribed value of the warrant was determined using Black Scholes.

Under the terms of the warrant indenture, if the 10-day volume-weighted average trading price of our Common Shares on the Toronto Stock Exchange exceeded the dollar equivalent of US$6.50 per Common Share, then, at any date subsequent to this date, at our sole discretion and upon sending the holder written notice of such accelerated exercise date and issuing a news release announcing such accelerated exercise date, the expiry date of the warrant shall be the day that is 30 days following the later of (i) the date on which such notice is sent to the holder; and (ii) the date on which such announcement is made by news release. As of the close of business on December 23, 2010, the 10-day volume-weighted average trading price exceeded US$6.50 and we elected to accelerate the exercise date to January 24, 2011.

(t)	On October 20, 2009 we made an investment in British Canadian Biosciences Corp. (“BCBC”), a privately held biotechnology company specializing in the development of peptides for the treatment of a variety of conditions, including cancer. We purchased all of the convertible preferred shares of BCBC in exchange for 200,000 common shares of Oncolytics.

(u)	On October 26, 2009, we received and cancelled 5,000 of our common shares in consideration for clinical trial data that we had obtained as part of our acquisition of Private Company in April 2009.

(v)	Pursuant to a bought deal financing, 6,256,000 units were issued at an issue price of $4.60 per unit for gross proceeds of $28,777,600. Each unit included one common share (ascribed value of $4.05) and 0.40 of one common share purchase warrant (ascribed value of $0.55). The ascribed value was determined using the relative fair value method. Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $6.15 per share until November 8, 2012. Share issue costs for this offering were $2,697,081 . In addition, we issued 375,360 common share purchase warrants with an exercise price of $4.60 that expires on November 8, 2012 to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $679,402 ($1.81 per broker warrant) and has been included in the share issue costs above. The ascribed values of the warrants were determined using Black Scholes.

51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the weighted average assumptions used in the Black Scholes Option Pricing Model with respect to the valuation of warrants and broker warrants issued in those years:

	2010	2009	2008	2007	2006	2005	2004	2003	2002
Risk-free interest rate	1.40%	1.22%	1.68%	4.08%	—	3.82%	2.82%	3.01%	3.41%
Expected hold period to exercise	2.00	1.80	2.00	3.00	—	1.92	1.39	0.76	1.00
Volatility in the price of the Company’s shares	61.9%	61.43%	55.6%	63%	—	66%	71%	72%	57%
Dividend yield	Zero	Zero	Zero	Zero	—	Zero	Zero	Zero	Zero

The following table summarizes our outstanding warrants as at December 31, 2010:

Exercise Price	Outstanding, Beginning of the Year	Granted During the Year	Exercised During the Year	Expired During the Year	Outstanding, End of Year	Weighted Average Remaining Contractual Life (years)
US $3.50	1,955,000	—	(109,400)	—	1,845,600	0.08
$3.50	2,300,000	—	—	(2,300,000)	—	—
$4.60	—	375,360	—	—	375,360	1.83
$6.15	—	3,128,000	(10,500)	—	3,117,500	1.83

	4,255,000	3,503,360	(119,900)	(2,300,000)	5,338,460	1.22

8.	Stock Based Compensation

STOCK OPTION PLAN

We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at December 31:

	2010		2009
	Stock Options	Weighted Average Share Price	Stock Options	Weighted Average Share Price
		$		$
Outstanding, beginning of the year	3,936,543	4.72	3,885,993	4.59
Granted during the year	1,183,000	5.73	332,500	3.06
Cancelled during the year	(383,350)	10.42	(350)	2.35
Exercised during the year	(32,433)	2.46	(281,600)	0.99

Outstanding, end of the year	4,703,760	4.53	3,936,543	4.72

Options exercisable, end of the year	4,654,926	4.54	3,875,026	4.75

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TECHNOLOGY CHANGING LIFE	2010 ANNUAL REPORT

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2010:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
			$		$
$1.45 - $2.37	788,760	5.2	2.09	767,426	2.09
$2.70 - $3.60	1,407,750	6.2	3.13	1,392,750	3.14
$4.00 - $5.00	1,224,750	3.9	4.86	1,212,250	4.86
$6.72 - $9.76	1,279,500	7.3	7.22	1,279,500	7.22
$12.15 - $13.50	3,000	0.2	12.49	3,000	12.49

	4,703,760	5.7	4.53	4,654,926	4.54

The outstanding options vest annually or after the completion of certain milestones. We have reserved 4,703,760 common shares for issuance relating to outstanding stock options.

As we are following the fair value based method of accounting for stock option awards, compensation expense related to options granted to employees and directors was $3,243,720 (2009 – $424,273 and 2008 – $64,039) and to consultants was $7,321 (nil for 2009 and 2008) with an offsetting credit to contributed surplus.

The estimated fair value of stock options issued during the year was determined using the Black Scholes Option Pricing Model using the following weighted average assumptions and fair value of options:

	2010	2009	2008
Risk-free interest rate	1.85%	1.21%	1.85%
Expected hold period to exercise	3.0 years	3.0 years	4.0 years
Volatility in the price of the Company’s shares	71%	57%	56%
Dividend yield	Zero	Zero	Zero
Weighted average fair value of options	$2.76	$1.19	$0.60

We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada marketable bond rate in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.

9.	Loss Per Common Share

Loss per common share is calculated using the weighted average number of common shares outstanding for the year ended December 31, 2010 of 62,475,403 (2009 – 49,370,175; 2008 – 41,369,515). The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	Deficit

Amount
$
Balance, December 31, 2008	102,556,751
Net loss and comprehensive loss for the year	16,231,249

Balance, December 31, 2009	118,788,000
Net loss and comprehensive loss for the year	19,973,772

Balance, December 31, 2010	138,761,772

11.	Contributed Surplus

The following table summarizes the change in contributed surplus as at and for the year ended December 31:

	2010	2009
	$	$
Balance, beginning of the year	13,734,743	13,349,801
Stock based compensation	3,251,041	424,273
Expired warrants	2,438,000	—
Exercise of stock options	(24,295)	(39,331)

Balance, end of the year	19,399,489	13,734,743

12.	Commitments

We are committed to payments totaling $1,140,000 during 2011 for activities related to our clinical trial program and collaborations.

We are committed to rental payments (excluding our portion of operating costs and rental taxes) under the terms of a lease for office premises which expires on May 31, 2016. Annual payments under the terms of this lease are as follows:

Amount
$
2011	65,674
2012	88,792
2013	91,332
2014	94,888
2015	97,428
2016	40,595

478,709

Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), we have agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product. We agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum.

54

TECHNOLOGY CHANGING LIFE	2010 ANNUAL REPORT

13.	Contingencies

Assumption Agreement

During 1999, the Company entered into an agreement that assumed certain obligations (the “Assumption Agreement”) in connection with a Share Purchase Agreement (the “Agreement”) between SYNSORB and the former shareholders of the Company to make milestone payments and royalty payments.

As of December 31, 2010, a milestone payment was still outstanding for $1.0 million, due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®.

This milestone payment, when payable, will be accounted for as research and development expense and will not be deductible for income tax purposes.

In addition to the milestone payment, payments may become due and payable in accordance with the Agreement upon realization of sales of REOLYSIN®. In 2003, the Company completed amendments and revisions to the contingent obligations to its five founding shareholders with respect to these other contingent payments. The amendments and revisions reduced the amount and clarified the determination of potential obligations of the Company to these shareholders arising from the Agreement and Assumption Agreement entered into in 1999. Also, on September 23, 2004, the Company reached an agreement that further reduced its contingent payments to its founding shareholders through the cancellation of a portion of these contingent payments from one of its non-management founding shareholders. The consideration paid by the Company consisted of $250,000 cash and 21,459 common shares valued at $150,000 and has been recorded as research and development expense. The value of the common shares was based on the closing market price on September 23, 2004.

As a result of the amendments and the cancellation agreement, if the Company receives royalty payments or other payments as a result of entering into partnerships or other arrangements for the development of the reovirus technology, the Company is obligated to pay to the founding shareholders 11.75% (formerly in 2003 – 14.25% and 2002 – 20%) of the royalty payments and other payments received. Alternatively, if the Company develops the reovirus treatment to the point where it may be marketed at a commercial level, the payments referred to in the foregoing sentence will be amended to a royalty payment of 2.35% (formerly in 2003 – 2.85% and 2002 – 4%) of Net Sales received by the Company for such products.

BRI “Work in Kind” Contribution

We entered into an engineering and process development agreement with the Biotechnology Research Institute of the National Research Council of Canada (“BRI”). The terms of this Agreement include a “work in kind” contribution from BRI. In exchange for this “work in kind” contribution, we agreed to provide a royalty, contingent upon receiving Sales Revenue, at the lesser of 0.5% of Sales Revenue or $20,000 per year. The total royalty under this Agreement is equal to two times the “work in kind” contribution. As of December 31, 2010, we estimate that the accumulated work in kind totals approximately $301,000.

55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	Income Taxes

The recovery of income taxes recorded in the consolidated financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before income taxes as follows:

	2010	2009	2008
	$	$	$
Loss before income taxes	(19,966,161)	(16,209,249)	(17,550,204)
Statutory Canadian corporate tax rate	28.00%	29.00%	29.50%
Anticipated tax recovery	(5,590,525)	(4,700,682)	(5,177,310)
Foreign jurisdiction tax rate difference	3,431,667	3,360,634	373,868
Employee stock based compensation	910,291	123,039	18,892
Change in tax rate	124,696	151,038	—
Tax return adjustment	(242,261)	1,725,970	(290,082)
Other permanent differences	(112,318)	42,929	11,456
Change in valuation allowance	1,486,061	(680,928)	5,063,176

Future income tax recovery	—	—	—

Current income taxes	7,611	22,000	—

As at December 31, 2010, we have non-capital losses for income tax purposes in Canada of approximately $31,626,000 which are available for application against future taxable income and expire in 2026 ($9,809,000), 2027 ($12,170,000), 2029 ($4,009,000), and 2030 ($5,638,000). As at December 31, 2010, we have non-refundable federal investment tax credits of approximately $4,104,000 (2009 – $3,730,000) which are available to reduce future taxes payable. We have unclaimed scientific research and experimental development expenditures available to reduce future years’ taxable income of approximately $17,634,000 (2009 – $16,884,000) over an indefinite future period. We have not recorded the potential benefits of these tax pools in the consolidated financial statements.

The components of our future income tax asset are as follows:

	2010	2009
	$	$
Net operating losses carried forward	8,251,442	6,871,568
Scientific research and experimental development	4,408,673	4,220,931
Investment tax credits	3,078,664	2,797,690
Undepreciated capital costs in excess of book value of property and equipment and intellectual property	307,970	290,724
Share issue costs	939,502	814,857
Valuation allowance	(16,986,251)	(14,995,770)

Future income tax asset	—	—

56

TECHNOLOGY CHANGING LIFE	2010 ANNUAL REPORT

15.	Capital Disclosures

Our objective when managing capital is to maintain adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection. We include shareholders’ equity, cash and cash equivalents and short-term investments in the definition of capital.

	2010	2009
	$	$
Cash and cash equivalents	39,296,682	32,448,939
Short-term investments	3,609,246	1,679,937
Shareholders’ equity	41,931,760	31,366,458

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board of Directors (the “Board”). The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity. Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares. Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital. There are no assurances that funds will be made available to us when required.

On June 10, 2010, we renewed our existing short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”). Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan. The Base Shelf expires on July 10, 2012 and we have registered 9,759,360 units under this shelf.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2010.

16.	Financial Instruments

Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, and accounts payable. As at December 31, 2010, there are no significant differences between the carrying values of these amounts and their estimated market values.

57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Credit risk

Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties. Currently, 100% of our short-term investments are in guaranteed investment certificates.

Interest rate risk

Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk from the purchase of goods and services primarily in the U.S. and the U.K. and to the extent cash is held in foreign currencies. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss in 2010 by approximately $126,442. The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2010 by approximately $128,859.

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at December 31, 2010 are as follows:

	U.S. dollars	British pounds
	$	£
Cash and cash equivalents	3,933,733	54,748
Accounts payable	(561,907)	(64,441)

	3,371,827	(9,693)

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in Note 15. Accounts payable are all due within the current operating period.

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TECHNOLOGY CHANGING LIFE	2010 ANNUAL REPORT

17.	Additional Cash Flow Disclosures

NET CHANGE IN NON-CASH WORKING CAPITAL

	2010	2009	2008	Cumulative from inception on April 2, 1998 to December 31, 2010
	$	$	$	$
Change in:
Accounts receivable	(220,201)	21,535	(6,237)	(284,988)
Prepaid expenses	228,474	(327,740)	80,632	(278,934)
Accounts payable and accrued liabilities	(1,726,251)	(307,178)	1,712,884	2,500,682

Change in non-cash working capital	(1,717,978)	(613,383)	1,787,279	1,936,760
Net change associated with investing activities	—	—	—	—

Net change associated with operating activities	(1,717,978)	(613,383)	1,787,279	1,936,760

OTHER NON-CASH ITEMS

	2010	2009	2008	Cumulative from inception on April 2, 1998 to December 31, 2010
	$	$	$	$
Gain on disposal of clinical data	—	(16,550)	—	(16,550)
Unrealized foreign exchange loss	343,821	127,350	—	896,357
Donation of medical equipment	—	—	—	66,069
Loss on sale of Transition Therapeutics Inc.	—	—	—	2,156,685
Gain on sale of BCY LifeSciences Inc.	—	—	—	(299,403)
Cancellation of contingent payment obligation settled in common shares [note 7]	—	—	—	150,000
Future income tax recovery	—	—	—	(1,115,000)

	343,821	110,800	—	1,838,158

18.	Alberta Heritage Loan

We received a loan of $150,000 from the Alberta Heritage Foundation for Medical Research. Pursuant to the terms of the agreement, the Company is required to repay this amount in annual installments from the date of commencement of sales in an amount equal to the lesser of: (a) 5% of the gross sales generated by the Company; or (b) $15,000 per annum until the entire loan has been paid in full.

19.	Indemnification of Officers and Directors

Our corporate by-laws require that, except to the extent expressly prohibited by law, we will indemnify our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred in respect of any civil, criminal or administrative action or proceeding as it relates to their services to the Company. The by-laws provide no limit to the amount of the indemnification. We have purchased directors’ and officers’ insurance coverage to cover claims made against the directors and officers during the applicable policy periods. The amounts and types of coverage have varied from period to period as

59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

dictated by market conditions. We believe that we have adequate insurance coverage; however, there is no guarantee that all indemnification payments will be covered under our existing insurance policies.

There is no pending litigation or proceeding involving any of our officers or directors as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

20.	Economic Dependence

We are economically dependent on our toll manufacturers. We primarily use one toll manufacturer in the U.S. to produce the clinical grade REOLYSIN® required for our clinical trial program. Any significant disruption of the services provided by our primary toll manufacturer has the potential to delay the progress of our clinical trial program. We have used another toll manufacturer in the U.K. that has also produced clinical grade REOLYSIN® at a smaller scale. We have attempted to mitigate this risk by producing sufficient REOLYSIN® in advance of patient enrollment in a particular clinical trial.

21.	BCY Lifesciences

On May 7, 2002, the shareholders of SYNSORB and the Company approved an arrangement whereby the Company would release from escrow 4,000,000 common shares held by SYNSORB. As consideration, SYNSORB provided the Company with 1,500,000 common shares of BCY LifeSciences Inc. (“BCY”) along with the rights to receive an additional 400,000 common shares of BCY upon the attainment of certain milestones by BCY at no cash cost to the Company. The Company received 200,000 of these 400,000 common shares on November 27, 2002. These 1,700,000 common shares in BCY were recorded as an investment at $170,000 based on the quoted market price of the BCY common shares at that time with an offsetting credit recorded to contributed surplus. On April 23, 2002, the Company acquired 694,445 common shares of BCY, a public company, for $0.18 per share, and warrants exercisable until April 23, 2004 to purchase up to 694,445 common shares in BCY at an exercise price of $0.27 per share for total consideration of $127,123 (including costs of $2,123). After these transactions, the Company held a total of 2,394,445 BCY shares which were all subsequently sold for net cash proceeds of $591,725, recording a gain on sale of investment of $299,403.

22.	Accounts Receivable

	2010	2009
	$	$
Government grant receivable	244,000	—
Other	40,988	64,787

	284,988	64,787

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TECHNOLOGY CHANGING LIFE	2010 ANNUAL REPORT

23.	Reconciliation of Canadian GAAP to U.S. GAAP

Our consolidated financial statements are prepared in accordance with Canadian GAAP which, in most respects, conforms to U.S. GAAP. Significant differences between Canadian and U.S. GAAP are as follows:

		Years Ended December 31			Cumulative from inception on April 2, 1998 to December 31, 2010
	Notes	2010	2009	2008
		$	$	$	$
Net loss and comprehensive loss – Canadian GAAP	(2)	19,973,772	16,231,249	17,550,204	138,761,772
Change in fair value of warrant liability	(3)	4,841,949	(1,050,930)	—	3,791,019
Amortization of intellectual property	(1)	—	(180,750)	(361,500)	(3,615,000)
Future income tax recovery	(1)	—	—	—	1,115,000

Net loss and comprehensive loss – U.S. GAAP		24,815,721	14,999,569	17,188,704	140,052,791

Basic and diluted loss per common share – U.S. GAAP		(0.40)	(0.30)	(0.42)	—

There are no differences between Canadian GAAP and U.S. GAAP in amounts reported as cash provided by (used in) operating, financing and investing activities.

Balance sheet items in accordance with U.S. GAAP are as follows:

			December 31, 2010		December 31, 2009
	Notes		Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
			$	$	$	$
Warrant liability	(3)		—	5,652,764	—	1,023,051
Future income taxes	(1)		—	—	—	—
Share capital	(3)		155,227,915	155,440,151	131,908,274	131,908,274
Warrants	(3)		6,066,128	3,992,147	4,511,441	2,437,460
Contributed surplus	(1)		19,399,489	16,899,489	13,734,743	11,234,743
Deficit	(1	),(3)	138,761,772	140,052,791	118,788,000	115,237,070

1. “Push-Down” Accounting and In Process Research and Development

Intellectual property of $2,500,000 recorded as a consequence of SYNSORB’s acquisition of the Company’s shares comprised intangible assets related to research and development activities. Under U.S. GAAP, this would not be capitalized on acquisition.

As a result of removing the $2,500,000 from intellectual property in 1999 for U.S. GAAP purposes, the amortization of the intellectual property, the future income tax recovery, and contributed surplus amounts recorded for Canadian GAAP purposes have been reversed.

2. Presentation of Stock Based Compensation Expense

Under U.S. GAAP, stock based compensation expense is to be presented within the appropriate category of expenses on the consolidated statements of loss. As a result, stock based compensation on the consolidated statement of loss would be reduced by $3,251,041 in 2010 (2009 – $424,273; 2008 – $64,039) and research and development and operating expenses would increase by $1,523,561 and $1,727,480, respectively (2009 – $211,263 and $213,010, respectively; 2008 – $64,039 and $nil, respectively). Cumulative from inception stock based

61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

compensation would be reduced by $8,444,158 and cumulative from inception research and development and operating expenses would increase by $4,469,948 and $3,974,210, respectively. There is no impact on the Company’s net loss.

3. Treatment of Warrants with a Foreign Currency Exercise Price

Under U.S. GAAP, the prescribed accounting treatment for warrants with an exercise price denominated in a foreign currency is to treat these warrants as a liability measured at fair value with changes in fair value accounted for through the consolidated statement of loss. The fair value of these warrants is determined using the Black Scholes Option Pricing Model. As a result of this prescribed accounting treatment, for U.S. GAAP, we have reclassified the warrants issued in our November 2009 unit offering from equity to liabilities.

ADDITIONAL STOCK BASED PAYMENT DISCLOSURE

As at December 31, 2010, the aggregate intrinsic value of the stock options outstanding and the stock options exercisable were $11,012,545 and $10,836,365, respectively. The total intrinsic value of the options exercised in 2010 was $35,769 (2009 – $519,245; 2008 – $nil).

A summary of our non-vested options as at December 31, 2010 and 2009 and the respective changes during the year ended are as follows:

	2010		2009
	Stock Options	Weighted Average Grant Date Fair Value	Stock Options	Weighted Average Grant Date Fair Value
		$		$
Non-vested options, beginning of the year	61,167	0.92	138,700	1.14
Granted during the year	15,000	1.33	—	—
Vested during the year	(26,508)	2.55	(77,183)	1.32
Forfeited during the year	(825)	0.36	(350)	0.92

Non-vested options, end of the year	48,834	0.96	61,167	0.92

As at December 31, 2010, there was $nil (2009 – $2,206) of total unrecognized compensation costs related to non-vested stock options granted under our stock option plan. The total fair value of shares vested during the years ended December 31, 2010, 2009, and 2008 was $28,874, $101,617, and $93,572, respectively.

The Company issues shares from treasury to satisfy any exercise of stock options.

ADDITIONAL FINANCIAL INSTRUMENT DISCLOSURE

Financial Liabilities

Financial liabilities include the warrant liability which has been classified as held for trading and has been measured at the estimated fair value. These warrants have not been listed on an exchange and therefore do not trade on an active market. Changes in fair value are recorded as a gain or loss in the consolidated statement of loss.

Fair Value Measurement

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

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TECHNOLOGY CHANGING LIFE	2010 ANNUAL REPORT

Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of our Warrant Liability is based on level 2 (significant observable inputs).

Accounting for Uncertainty in Income Taxes

The tax years 2004 – 2009 remain open for audit examination by the respective Canadian taxing jurisdictions.

24.	Subsequent Event

In January 2011, we received proceeds of U.S.$6.4 million from the exercise of 1,823,100 warrants with an exercise of U.S.$3.50.

In February and March 2011, we received proceeds of $8.5 million from the exercise of 1,322,750 warrants with an exercise price of $6.15.

63

Corporate Information

Officers	Auditor

Brad Thompson, PhD	Ernst & Young LLP
Chairman, President and CEO	1000 Ernst & Young Tower
440 2nd Avenue SW
Doug Ball, CA	Calgary, Alberta, T2P 5E9
Chief Financial Officer

Matt Coffey, PhD	Transfer Agent
Chief Operating Officer	Computershare Trust Company of Canada
Karl Mettinger, MD, PhD	Calgary, Alberta
Chief Medical Officer	For change of address, lost stock certificates and other related inquiries contact: 1.800.564.6253 or www.computershare.com
George Gill, MD
Senior Vice President,
Clinical and Regulatory Affairs
Mary Ann Dillahunty, JD, MBA	Legal Counsel
Vice President, Intellectual Property	McCarthy Tétrault LLP / S.E.N.C.R.L., s.r.l.

Directors	Suite 3300, 421-7th Avenue SW Calgary, Alberta, T2P 4K9

Brad Thompson, PhD
Chairman, President and CEO	Shareholder Information
Oncolytics Biotech Inc.	For public company filings please go to

Doug Ball, CA	www.sedar.com or contact us at:
CFO, Oncolytics Biotech Inc.
Oncolytics Biotech Inc.
Ger van Amersfoort	Suite 210, 1167 Kensington Crescent NW
Biotech Consultant	Calgary, Alberta, Canada T2N 1X7

William A. Cochrane, OC, MD	T: 403.670.7377
Biotech Consultant	F: 403.283.0858

Jim Dinning	www.oncolyticsbiotech.com
Chairman, Western Financial Group

Ed Levy, PhD
Adjunct Professor, University of British Columbia

J. Mark Lievonen, FCA
President, Sanofi Pasteur Limited

Bob Schultz, FCA
Corporate Director

Fred A. Stewart, QC
President, Fred Stewart and Associates Inc.

www.oncolyticsbiotech.com